As filed with the Securities and Exchange Commission on September 14, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONCUR TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	91-1608052 (IRS Employee Identification No.)

18400 NE Union Hill Road

Redmond, Washington 98052

(425) 702-8808

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

S. Steven Singh

Chief Executive Officer

Concur Technologies, Inc.

18400 NE Union Hill Road

Redmond, Washington 98052

(425) 702-8808

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Horace L. Nash, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.001 per share(1)	—	—	—	—

(1)	An indeterminate aggregate initial offering price and number of shares of common stock is being registered for sale at indeterminate prices. In accordance with Rules 456(b) and 457(r), the Registrant is deferring payment of all of the registration fee, except for $16,050 that has already been paid with respect to securities that were previously registered pursuant to Registrant’s registration statement on Form S-3 (File No. 333-135557) initially filed by the Registrant on June 30, 2006, and were not sold thereunder. The previously paid registration fees will be applied in lieu of a portion of the registration fees due for this registration statement pursuant to Rule 457(p).

The information in this preliminary prospectus is not complete and may be changed. We may not deliver these securities until the final prospectus is delivered. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2007

4,700,000 Shares

Concur Technologies, Inc.

Common Stock

Concur Technologies, Inc. is offering 4,700,000 shares of its common stock.

Our common stock is listed on the NASDAQ Global Market under the symbol “CNQR”. On September 12, 2007, the last reported sale price of our common stock was $27.08 per share.

The underwriters have an option to purchase a maximum of 705,000 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Concur Technologies, Inc.
Per Share
Total

Delivery of the shares will be made on or about                       , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

Jefferies & Company

The date of this prospectus is                     , 2007.

In making your investment decision, you should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us and those documents incorporated by reference herein. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. The information in this prospectus and any document incorporated by reference may only be accurate on the date of such document.

Unless the context otherwise requires, the terms “we,” “our,” “us,” and “Concur” refer to Concur Technologies, Inc., a Delaware corporation.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), that are based upon our current expectations, estimates and projections about our industry, and that reflect our beliefs and certain assumptions based upon information made available to us at the time of this prospectus or the time of these reports, as applicable. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “could,” “will” and variations of these words or similar expressions are intended to identify forward-looking statements. Such statements include, but are not limited to, statements concerning our proposed acquisition of Gelco and the related borrowings under a credit facility that we expect to be in place, anticipated developments or trends in our business and the markets in which we operate, our strategy, the competitive nature and anticipated growth of those markets, our expectations for our future performance and the market acceptance of our products, and our future gross margins and future operating expenses.

Investors are cautioned that such forward-looking statements are only predictions, which may differ materially from actual results or future events. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Among the factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements are risks and uncertainties included in this prospectus under “Risk Factors” and in our filings with the Securities and Exchange Commission (“SEC”) incorporated by reference herein. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ii

PROSPECTUS SUMMARY

The items in the following summary are described in more detail in this prospectus or in the documents incorporated by reference herein. This summary provides an overview of selected information and does not contain all of the information that you should consider. Therefore, you should also read the more detailed information in this prospectus and the documents incorporated by reference herein.

Our Business

We are a leading global provider of on-demand Employee Spend Management solutions. Our integrated travel and expense software solutions enable organizations to control costs by automating the processes they use to manage employee spending. Our solutions unite online travel procurement with automated expense reporting, streamline corporate event management, and optimize the process of managing vendor payments, employee check requests, and direct reimbursements. Our unified approach to managing these processes provides our customers with visibility into their employee spending, which helps them analyze trends, influence budget decisions, improve forecasting, and monitor and enforce compliance with corporate policies and external regulations, including the Sarbanes-Oxley Act. We believe the market for our solutions is still emerging and that approximately 90% of businesses in the United States still employ manual processes for expense management.

Our core mission is to continuously innovate to reduce the costs of employee spend management for our customers. We work closely with our customers to identify opportunities to increase the value of our solutions by further streamlining the travel procurement, expense reporting, and vendor payment processes, reducing operating costs, improving internal controls, enhancing the overall user experience and user adoption rates, and enabling customers to gain greater insight into their spending patterns through comprehensive analytics. During the past year, we significantly broadened our existing suite of solutions by introducing new solutions and features including the following:

•

Concur® Travel & Expense, which is our solution that fully integrates our flagship products, Concur® Expense and Concur® Cliqbook Travel. We believe that Concur Travel & Expense is the most effective solution available for providing a single seamless process for managing travel procurement and expense reporting within a business.

•

Smart Expense™, which is a new feature that drives our One Touch Business Travel™, in which the click that books the travel reservation simultaneously begins the expense reporting process. As travel occurs, Smart Expense automatically populates expense reports with information reconciled from three sources of expense information: itinerary data captured at the time of booking; corporate card charges incurred by the employee; and electronic receipts captured directly from the supplier. This feature is expected to be available to our Concur Travel & Expense customers by the end of 2007.

•

Concur® Vendor Payment, which is our solution that automates, simplifies, and reduces the costs of entering, approving, and managing the payment of vendor invoices. We believe the long-term opportunity of this solution is comparable to that of our core travel and expense management solution.

•

Concur® Connect, which is our global platform that connects over 100,000 suppliers of travel content and services to our travel and expense solutions, boosting adoption of online travel procurement by our customers’ users. A number of these suppliers also provide us with electronic receipts that can be used to generate Smart Expenses, including global travel providers such as Hilton Hotels, Marriott, Starwood, Avis/Budget, Hertz, Die Bahn, Evolvi, Rail1, SNCF, and VIA Rail.

We sell our solutions and services primarily on a subscription basis and deliver them on-demand. As of August 31, 2007, we had over 5,000 customers in over 60 countries. We generated 51% growth in our subscription revenue in the twelve months ended June 30, 2007 over the comparable period in 2006. During the twelve months ended June 30, 2007, we processed over 28.0 million transactions for our customers representing over $20.0 billion of customer spending on travel and reimbursable expenses.

Recent Developments

Proposed Acquisition of Gelco

On July 27, 2007, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with H-G Holdings, Inc., pursuant to which our wholly-owned subsidiary will merge with and into H-G Holdings, Inc., resulting in H-G Holdings, Inc. becoming a wholly-owned subsidiary of Concur (the “Acquisition”). Under the Merger Agreement, at the closing of the proposed Acquisition all outstanding equity securities of H-G Holdings, Inc. will be converted into the right to receive an aggregate amount of approximately $160.0 million in cash, subject to specified adjustments and escrows and hold backs for which approximately $16.0 million is being withheld by Concur. H-G Holdings, Inc. is a holding company; its principal operating subsidiary is Gelco Information Network, Inc. We are not acquiring H-G Holdings, Inc.’s recently sold Trade Management Group subsidiary known as Gelco TMG, LLC. In this prospectus, we refer to the business of H-G Holdings, Inc. after the disposition of Gelco TMG, LLC as “Gelco.” We expect the proposed Acquisition to close in early October 2007, but no closing date has yet been set. We intend to finance the payment of the consideration under the Merger Agreement with the proceeds of this offering and by borrowing under our revolving credit facility with LaSalle Bank National Association, which we expect to amend as described in “—Expanded Credit Facility” below.

Gelco is a leading provider of automated, on-demand expense management services and solutions. Gelco’s expense management solutions include a wide array of payment, compliance, and analytical services that help customers manage the travel and entertainment expense process. In addition, Gelco’s ExpenseLink offers customers payment processing services and enhanced auditing and analytics features that are complementary to our offerings. As of August 31, 2007, Gelco’s solutions were used by over 625,000 on-demand users at over 1,200 customers, including industry leaders such as American Standard, Avery Dennison, Molson Coors, Saint Gobain, and Tyco. As discussed in “Business—Recent Developments—Gelco’s Solutions and Services,” Gelco’s historical information includes sales of legacy products that we expect to continue to support, but we expect the revenue from these products to decline over time as contracts expire.

Expanded Credit Facility

Our existing bank credit facility with LaSalle Bank National Association (“Credit Agreement”) provides for a revolving loan for up to $50.0 million (of which approximately $44.6 million was available as of August 31, 2007) and expires on June 1, 2010, or earlier as provided in the Credit Agreement. We have obtained a financing commitment from LaSalle Bank National Association pursuant to which we expect to amend the Credit Agreement to increase the amount available for borrowing, on substantially the same terms as the existing Credit Agreement, to $70.0 million (“Expanded Credit Facility”). We intend to finance the payment of the consideration under the Merger Agreement by borrowing under the Expanded Credit Facility, together with the proceeds of this offering.

Company Information

We were incorporated in the State of Washington in 1993 and commenced operations in 1994. We reincorporated in the State of Delaware and completed our initial public offering of common stock in 1998. Our executive offices are located at 18400 NE Union Hill Road, Redmond, WA 98052 and our telephone number is (425) 702-8808. Our website address is www.concur.com. The information contained in or that can be accessed through our website is not part of this prospectus.

Risk Factors

See “Risk Factors” beginning on page 7 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

The Offering

Common stock offered in this offering	4,700,000 shares

Common stock to be outstanding after this offering	42,817,068 shares

Use of proceeds	We intend to use the net proceeds we receive from this offering to fund part of the consideration for our proposed Acquisition of Gelco. See “Use of Proceeds.”

Over-allotment option	705,000 shares

NASDAQ Global Market symbol	CNQR

The total number of shares of common stock outstanding after this offering is based on 38,117,068 shares outstanding as of June 30, 2007, and excludes, as of June 30, 2007:

•

5,230,741 shares of common stock issuable upon exercise of stock options outstanding, with a weighted average exercise price of $7.84 per share, and 366,155 shares issuable upon settlement of restricted stock units outstanding, under our equity incentive plans; and

•	2,903,299 additional shares of common stock reserved for future issuance under our equity incentive plans.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Historical Consolidated and Unaudited Pro Forma Condensed Combined Financial Information

The following tables set forth our summary historical consolidated and unaudited pro forma financial information, and should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” included herein and our consolidated financial statements and related notes, “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended September 30, 2006, “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and the consolidated financial statements of H-G Holdings, Inc. and its subsidiaries are included with our Current Report on Form 8-K filed with the SEC on September 14, 2007, each of which is incorporated herein by reference.

The summary historical financial information and unaudited pro forma condensed combined financial information included in this prospectus are not necessarily indicative of our financial results for the full fiscal year 2007 or any future period. The summary unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations that would have been realized had the proposed Acquisition occurred at the dates indicated.

Concur Technologies, Inc.

The consolidated statement of operations data for Concur presented below for the years ended September 30, 2004, 2005, and 2006, and the consolidated balance sheet data as of September 30, 2005 and 2006, have been derived from our audited consolidated financial statements incorporated by reference herein. The statement of operations data presented below for the nine months ended June 30, 2006 and 2007, and the balance sheet data as of June 30, 2007, have been derived from our unaudited consolidated financial statements incorporated by reference herein. The consolidated statement of operations data for Concur presented below for the years ended September 30, 2002 and 2003, and the consolidated balance sheet data as of September 2002, 2003, and 2004, have been derived from our audited consolidated financial statements that are not incorporated by reference herein.

	Year Ended September 30,					Nine Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues	$45,097	$56,737	$56,550	$71,831	$97,145	$69,653	$93,360
Total expenses	57,552	55,969	54,801	66,729	90,076	65,212	83,877

Income (loss) from operations	(12,455)	768	1,749	5,102	7,069	4,441	9,483
Net income (loss)	$(12,287)	$961	$2,035	$5,366	$34,156	$33,139	$4,099

Net income (loss) per share
Basic	$(0.46)	$0.03	$0.06	$0.16	$0.97	$0.96	$0.11

Diluted	$(0.46)	$0.03	$0.06	$0.15	$0.87	$0.85	$0.10

Shares used in calculation of net income (loss) per share:
Basic	26,571	31,265	32,595	32,906	35,056	34,695	37,159

Diluted	26,571	35,440	36,815	36,348	39,150	38,908	40,618

	At September 30,					At June 30, 2007
	2002	2003	2004	2005	2006
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,770	$21,607	$23,735	$16,202	$16,334	$25,185
Total assets	39,685	42,973	52,899	60,651	181,319	192,873
Long-term obligations, excluding current portion	746	199	—	3,050	16,348	7,899
Stockholders’ equity	19,697	25,608	30,145	30,692	117,394	132,216

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined information is based on the historical financial information of Concur and H-G Holdings, Inc. after giving effect to the proposed Acquisition, Concur’s issuance of $119.7 million in equity and the amendment and subsequent drawdown under the Expanded Credit Facility. Concur and Gelco have different fiscal years. The unaudited pro forma condensed combined statements of operations for the year ended September 30, 2006 combines Concur’s historical consolidated statements of operations for the year ended September 30, 2006 with Gelco’s historical consolidated statements of operations for the year ended December 31, 2006. The unaudited pro forma condensed combined statements of operations for the nine months ended June 30, 2007 combines Concur’s historical consolidated statements of operations for the nine months ended June 30, 2007 with Gelco’s historical consolidated statements of operations for the three months ended December 31, 2006 and the six months ended June 30, 2007. See “Unaudited Pro Forma Condensed Combined Financial Information” for more detailed information about the pro forma adjustments that have been made to arrive at the unaudited pro forma condensed combined financial information presented below.

	Concur and Gelco Pro Forma
	Year Ended September 30, 2006	Nine Months Ended June 30, 2007
	(In thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statements of Operations Data:
Total revenues(1)	$152,041	$131,850
Total expenses	144,904	122,645

Income from operations	7,137	9,205

Net income (loss)	$23,497	$(1,023)

Net income (loss) per share
Basic	$0.58	$(0.02)

Diluted	$0.53	$(0.02)

Shares used in calculation of net income (loss) per share:
Basic	40,289	41,859

Diluted	44,670	41,859

(1)	As discussed in “Unaudited Pro Forma Condensed Combined Financial Information,” Gelco’s historical information includes sales of legacy product lines that we expect to continue to support but the revenue from which we expect to continue to decline as those contracts expire.

Concur and Gelco Pro Forma
At June 30, 2007
(In thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$29,761
Total assets	392,821
Long-term obligations, excluding current portion	56,637
Stockholders’ equity	251,892

RISK FACTORS

You should carefully consider the risks described below before making an investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Any of the following risks could materially and adversely affect our business, prospects, financial condition or results of operations. In that case, the trading price of our common stock could decline substantially.

Risks Related to the Proposed Acquisition

If we fail to consummate the proposed Acquisition, our business, results of operations and financial condition would be harmed, as would the trading price of our common stock.

We expect that this offering, the net proceeds of which we intend to use to fund a portion of the purchase price of the proposed Acquisition, will be consummated prior to the completion of the proposed Acquisition. The consummation of the proposed Acquisition is subject to closing conditions and material performance of each party’s obligations under the Merger Agreement. We intend to complete the proposed Acquisition early in October 2007, but we cannot assure you that the conditions required to do so will be satisfied or waived on the anticipated schedule or at all.

In the event that we complete this offering but fail to complete the proposed Acquisition, we will have issued a substantial number of additional shares of common stock but we will not have realized the anticipated benefits of the proposed Acquisition. As a result, our earnings per share would likely decline because we would not have acquired any incremental sources of earnings to offset the increase in the number of our outstanding shares. If the proposed Acquisition is not completed, we would have an estimated $119.7 million of net proceeds from this offering that could be utilized by our management in its sole discretion for purposes not contemplated at this time.

We may not realize the anticipated benefits of our proposed Acquisition.

We agreed to acquire Gelco in order to continue to grow our customer base, broaden our product offerings, cross-sell new service offerings to existing customers, and extend our relationships with strategic third parties. Whether we will be able to achieve the anticipated benefits of the proposed Acquisition is subject to many uncertainties, including those specified in this prospectus, and general competitive factors in our business. If we fail to achieve these anticipated benefits, we would be likely to face higher costs and lower-than-expected revenue, miss other market opportunities, and management’s attention would be distracted, all of which could harm our business and our financial results.

Integrating the operations of Concur and Gelco may present new challenges and involve unexpected costs or lost opportunities.

We expect that the process of integrating the Gelco business with Concur’s business will be difficult and will consume a considerable amount of our management’s attention. Some of the difficulties we face include:

•	Integrating the acquired business with ours, while continuing to carry on our existing business;

•	Coordinating geographically separate organizations;

•	Integrating the information technology systems of each company;

•	Retaining key personnel of Gelco, particularly during the period immediately following the proposed Acquisition;

•	Retaining key customers of Gelco; and

•	Integrating internal controls.

Integrating our operations could interrupt or cause us to lose momentum in the activities of our business. Our senior management may be required to devote a considerable amount of time to the integration process, which will decrease the time they will have to manage our business, serve existing customers, attract new customers and develop new products or strategies. Any of these developments could raise our costs, cause our revenues to decline, or disrupt our business activities.

Supporting Gelco’s legacy products presents new challenges that may harm our business.

Gelco’s products historically included Travel Manager and other legacy products. Travel Manager is designed to help government agencies and businesses that contract with government agencies to authorize travel and process expense reports in compliance with Federal Trade Regulations. Gelco’s customers for Travel Manager have declined over time, as this product was not approved for new contracts with U.S. civilian federal agencies since 2003. Other legacy products enable employees to file expense reports over the telephone or on paper. Revenues from sales of Travel Manager and other legacy products accounted for approximately 20.3% and 15.1% of H-G Holdings, Inc. revenues for 2006 and the six months ended June 30, 2007, respectively. We expect to continue to support Travel Manager and other Gelco legacy products, but we expect the revenue from these products to decline over time as contracts expire. If we are not able to sell other Concur products to customers in these two categories, our revenues from these customers are likely to decline, which could harm our business and financial results.

We expect to incur substantial additional indebtedness in connection with the proposed Acquisition.

In connection with the proposed Acquisition, we expect to enter into an expanded credit facility with LaSalle Bank National Association, and to draw down a substantial amount of indebtedness under that facility in order to fund the proposed Acquisition. Although we have a financing commitment from LaSalle Bank National Association to amend the Credit Agreement to increase the amount available for borrowing, the amendment and subsequent draw down under the proposed Expanded Credit Facility is subject to certain conditions and we cannot assure you that those conditions will be satisfied. Upon the amendment and subsequent draw down of the proposed Expanded Credit Facility, we will have substantially more indebtedness than has been the case for us historically. In the event that the Credit Agreement is not amended to increase the amount that can be borrowed thereunder, we intend to finance the payment of the consideration under the Merger Agreement with the proceeds of this offering, by borrowing under an existing Credit Agreement, and by applying available cash. This would result in our leaving less cash available for working capital and several business purposes.

In the future, we may be required to seek additional financing to fund our operations or growth. Factors such as the commercial success of our existing services and products, the timing and success of any new services and products, the progress of our systems development and programming efforts, our results of operations and cash flows, the status of competitive services and products and the timing and success of potential strategic alliances or potential opportunities to acquire or sell businesses or assets may impact our ability to remain in compliance with existing debt covenants or require us to seek additional funding sooner than we expect. There is no assurance that we will be able to remain in compliance with such debt covenants or that additional funding will be available on terms that are acceptable to us, or at all. If adequate funds were not available on acceptable terms, our ability to achieve or sustain positive cash flows, maintain current operations, fund any potential growth, take advantage of unanticipated opportunities, develop or enhance services or products, or otherwise respond to competitive pressures would be significantly limited.

Risks Related to Our Business

Because sales of two of our solutions account for a substantial portion of our total revenues, a material decrease in demand for either of these solutions could substantially harm our results of operations.

We generated approximately 87% of our total revenues for the nine months ended June 30, 2007, from our Concur Expense and Cliqbook Travel services and software. We expect such services and software, either as stand-alone services or in our combined Concur Travel & Expense solution, to continue to contribute a substantial percentage of our total revenues for the foreseeable future. Our future financial performance and revenue growth is dependent upon continued market acceptance of our Concur Travel & Expense, Concur Expense and Cliqbook Travel solutions and our revenues would decline significantly if, for example, our competitors, some of which have substantially greater resources than us, develop travel and expense management products that achieve greater market acceptance, or we do not keep up with technological advancements in services and software platforms, delivery models or product features. There can be no assurance that our services and software solutions will continue to maintain their current level or increase their market penetration or that we will continue to derive significant revenues from sales of such solutions in the future.

Our business model continues to evolve, which makes our operations and prospects difficult to evaluate, and our future performance and revenue growth will depend on the growth of our subscription services.

Our business model continues to evolve and is therefore subject to many risks. We anticipate that our future financial performance and revenue growth will depend upon the growth of our subscription services. Subscription revenues represented approximately 90% of our total revenues for the nine months ended June 30, 2007. We expect subscription revenues to represent a large majority of our total revenues for the foreseeable future and that our future financial performance and revenue growth will depend, in large part, upon the growth in customer demand for our services. As a result, we have invested significantly in infrastructure, operations and strategic relationships to support on-demand subscription services, which represent a significant departure from traditional software delivery strategies. The relatively short history and continued evolution of this business model makes our business operations and prospects difficult to evaluate.

Our strategic focus on our subscription business has contributed to a substantial reduction in our software license revenues in recent years. If demand for our subscription services declines, we would not likely generate sufficient software license or other revenues to offset any decrease in subscription services revenues.

If our subscription services business does not grow sufficiently, our cost of revenues may exceed such revenues, which would harm our operating results. Our costs of providing subscription services are relatively fixed in the short-term, so we may not be able to adjust our expenses quickly enough to offset any potential slowdown in subscription sales. In addition, any delays in deployment may prevent us from recognizing subscription revenue for indeterminate periods of time, even when we have already incurred costs relating to the deployment of our subscription services. Further, we may experience unanticipated increases in costs associated with providing our subscription services and software maintenance services to customers over the term of our customer contracts as a result of inaccurate internal cost projections or other factors, which may harm our operating results. Additionally, some of our subscription services contracts contain cancellation provisions and, if cancelled, could result in us recognizing substantially less revenue than the aggregate value of those contracts over their terms. If a customer cancels or otherwise seeks to terminate a subscription or maintenance agreement prior to the end of its term, or if we are unable to renew such an agreement at the end of its term, our operating results in future periods could be substantially harmed.

Our consulting revenues will likely continue to decline, which could negatively impact our results of operations.

Our consulting and other revenues represented approximately 10% of total revenues for the nine months ended June 30, 2007. The level of consulting revenues depends largely upon demand for our consulting services, which consist of system deployment and integration, planning, data conversion, training and documentation of procedures. Our consulting revenues will continue to decline to the extent sales or upgrades of our subscription services and/or software licenses fluctuate or decline or if third-party organizations such as systems integrators compete with us for the installation or servicing of our offerings. Our ability to increase consulting revenues will depend in large part on our ability to increase the scale of our consulting organization, including our ability to recruit and train a sufficient number of qualified consulting personnel.

We face significant competition from companies that have longer operating histories and greater resources than we do and our business will suffer if we fail to compete effectively.

The market for our solutions is intensely competitive and rapidly changing, so the competitive landscape is complex. Our principal direct competition comes from independent vendors of expense reporting, travel procurement, and vendor payment software and services, as well as travel management companies, online travel agencies, enterprise resource planning software vendors, and financial institutions that sell products similar to ours along with their suites of other products and services. Many of our competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger total number of customers for their products and services than we do. Some of our competitors have well-established relationships with our current and potential customers, as well as with systems integrators and other vendors and service providers. These competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products, than we can. We also face indirect competition from potential customers’ internal development efforts and, at times, have to overcome their reluctance to move away from existing paper-based systems. In addition, we anticipate the entrance of new competitors in the future. Increased competition may result in price reductions, reduced gross margins and change in market share and could have a material adverse effect on our business, financial condition and results of operations.

Since we depend upon strategic relationships with third parties, our revenues will decline if we do not sustain and develop these relationships.

We depend on strategic reseller and referral relationships to offer products and services to a larger customer base than we can reach through direct sales, telesales and internal marketing efforts. If we were unable to maintain our existing strategic relationships or enter into new ones, we would have to devote substantially more resources to the distribution, sales and marketing of our products and services, which would increase our costs and decrease our operating income. Our success depends in part on the ultimate success of our strategic reseller and referral partners and their ability to market our products and services successfully. Our existing strategic referral partners are not obligated to refer any potential customers to us. In addition, some of these third parties have entered and may continue to enter, into strategic relationships with our competitors and may devote greater resources to the sale of our competitors’ products and services. Further, many of our strategic partners have multiple strategic relationships and they may not regard us as significant for their businesses. Our strategic partners may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our products or services. Our strategic partners also may interfere with our ability to enter into other desirable strategic relationships.

We depend on our relationships with travel suppliers and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

An important component of our business success is our ability to maintain and develop relationships with travel suppliers. Adverse changes in existing relationships, or our inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality and breadth of attractively priced travel products and services that we are able to offer, which could adversely affect our business, financial condition and results of operations.

If our customers have concerns over the scalability or security of our products and services, they may not continue to buy our products and services and our revenues will decline.

If customers determine that our subscription services offerings are not sufficiently scalable, do not provide adequate security for the dissemination of information over the Internet or corporate extranets, or are otherwise inadequate for Internet or extranet use or if, for any other reason, our customers decide not to accept our subscription services for use, our business will be harmed. As part of our subscription services, we receive credit card, travel booking, employee, purchasing, supplier and other financial and accounting data, through the Internet or extranets and there can be no assurance that this information will not be subject to computer break-ins, theft and other improper activity that could jeopardize the security of information for which we are responsible. Any such lapse in security could expose us to litigation, loss of customers, damage to our reputation, or otherwise harm our business.

In addition, any person who is able to circumvent our security measures could misappropriate proprietary or confidential customer information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Any general concern regarding security in the marketplace could deter customers or prospects from using the Internet to conduct transactions that involve transmitting confidential information. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm our business, operating results and financial condition.

Privacy concerns are increasing, which could result in regulatory changes that may harm our business.

Personal privacy has become a significant issue in the United States and many other countries in which we operate. The United States and various other countries have recommended restrictions on, or taken actions to restrict, the use of personal information by those collecting such information. Any new or existing privacy laws, if applicable to our business, could impose additional costs and could limit our use and disclosure of such information and we could be required to change our activities and revise or eliminate our services, which could significantly harm our business.

Interruption of our operations could prevent us from delivering our products and services to our customers, which could significantly harm our business.

Significant portions of our operations depend on our ability to protect our computer equipment and the information stored in our computer equipment, offices and hosting facilities against damage from earthquake, floods, fires, power loss, telecommunications failures, unauthorized intrusion, and other events. We back up software and related data files regularly and store the back-up files at various off-site locations. However, there can be no assurance that our disaster preparedness will eliminate the risk of extended interruption of our operations.

We have engaged third-party hosting facility providers to provide the hosting facilities and related infrastructure for our subscription services. These hosting facilities are located in several locations in the United States and Australia. We do not control the operation of these hosting facilities. Despite precautions taken at these facilities, the occurrence of a natural disaster, a decision by one of our hosting providers to close a facility without adequate notice to us, or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We also retain third-party telecommunications providers to provide Internet and direct telecommunications connections for our services. Any of these third-party providers may fail to perform their obligations adequately. Any damage to, or failure of, our systems could result in interruptions in our service and/or litigation. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates. Our business will be harmed if our customers and potential customers believe our service is unreliable.

It is difficult to determine whether the solutions we have developed as a result of our acquisition of Outtask in fiscal year 2006 will be successful.

We completed our acquisition of Outtask in fiscal year 2006 and during the past year we have introduced our Concur Travel & Expense solution, which fully integrates our respective flagship products. The success of that offering remains unproven, due to the limited time it has been available. In addition, our ability to cross-sell Concur Cliqbook Travel to our customers utilizing Concur Expense, and to cross-sell Concur Expense to our customers utilizing Concur Cliqbook Travel, is unproven. Customer acceptance of products that we develop as a result of our acquisition of Outtask is also dependent upon factors outside our control, such as:

•	the perceived security of our services, technology, infrastructure and practices; and

•	the significant lead times before new products, services or enhancements, including those that were added through the acquisition of Outtask, begin generating revenues.

If we acquire additional companies, products, or technologies, we expect to face risks associated with those acquisitions.

In addition to our proposed Acquisition, we may acquire or make investments in other companies, products, or technologies. We may not realize the anticipated benefits of those acquisitions or investments to the extent that we anticipate, or at all. We may have to incur additional debt or issue additional equity securities to pay for future acquisitions or investments, the issuance of which could be dilutive to our existing stockholders. If any acquisition or investment is not perceived as improving our earnings per share, our stock price may decline. In addition, we may incur non-cash amortization charges from acquisitions, which could harm our operating results. Any completed acquisitions could also require significant integration efforts, diverting our attention from our business operations and strategy.

Compliance with public company corporate governance and reporting regulations is uncertain and expensive.

Many laws, regulations and standards, notably those adopted by the SEC and the NASDAQ Global Market in connection with the Sarbanes-Oxley Act of 2002, impose significant obligations on public companies such as ours. These laws and regulations have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices and have created uncertainty for companies such as ours. These laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our compliance with these reforms and enhanced new disclosures have resulted in and will likely continue to result in, higher general and administrative expenses and a significant diversion of management time and attention from revenue-generating or cost-reduction activities to compliance activities. In particular, our efforts to comply with regulations regarding our internal control over financial reporting will likely continue to require us to commit significant financial and managerial resources. If we are not able to prepare for and implement the reforms required by new laws, regulations and standards, our business, operating results and financial condition could be harmed. Further, these laws, regulations and standards may make it more difficult for us to attract and retain qualified members to serve on our board of directors and to attract and retain qualified executive officers, which could harm our business.

If our internal controls are not effective, there may be errors in our financial information that could require a restatement or delay our SEC filings, and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

At the end of fiscal 2006 we determined that we had a material weakness in our internal controls, which pertained to controls over changes in accounting principles. Our auditors have not yet determined whether we have adequately remediated this weakness and there can be no assurance that the steps we have taken to remediate it will be adequate. In addition, it is possible that we may discover other significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could cause us to fail to meet our periodic reporting obligations, or result in material misstatements in our financial information. Any such delays or restatements could cause investors to lose confidence in our reported financial information and lead to a decline in our stock price.

The growth of the international component of our business subjects us to additional risks associated with foreign operations.

Our international operations, which are subject to risks associated with operating outside of the United States, are becoming an increasingly important component of our business. Revenues from customers outside the United States represented approximately 13% of total revenues for the nine months ended June 30, 2007. These international operations are subject to many difficulties and incremental costs, including:

•	costs of customizing products for foreign countries;

•	laws and business practices favoring local competitors;

•	uncertain regulation of electronic commerce;

•	compliance with multiple, conflicting and changing governmental laws and regulations;

•	longer sales cycles;

•	greater difficulty in collecting accounts receivable;

•	import and export restrictions and tariffs;

•	potentially weaker protection for our intellectual property than in the United States and practical difficulties in enforcing such rights abroad;

•	difficulties staffing and managing foreign operations; and

•	political and economic instability.

Our international operations also face foreign currency-related risks. To date, most of our revenues have been denominated in United States dollars, but we believe that an increasing portion of our revenues will be denominated in foreign currencies. We currently do not engage in foreign exchange hedging activities and, therefore, our international revenues and expenses are currently subject to the risks of foreign currency fluctuations. In addition, our ability to expand into international markets will depend on our ability to develop and support services and products that incorporate the tax laws, accounting practices, privacy laws and currencies of applicable countries.

Our international operations also increase our exposure to international laws and regulations. If we are unable to comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries may regulate our products and services or levy sales or other taxes relating to our activities in unanticipated ways. In addition, foreign countries might impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult for us to conduct our business in international markets.

We intend to continue to expand our international sales and marketing activities and enter into relationships with additional international distribution partners. We are in the early stages of developing our indirect distribution channels in markets outside the United States. We may not be able to attract and retain distribution partners that will be able to market our products effectively.

Our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet expectations of investors and public market analysts, which could cause the market price of our common stock to be volatile or to decline.

Our revenues and operating results may fluctuate significantly from quarter to quarter. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied on as an indication of our future performance. If quarterly revenues or operating results fall below the expectations of investors or public market analysts, the price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our operating results include:

•	if the proposed Acquisition is completed, developments in the integration of Gelco;

•	the evolving demand for our services and software;

•	spending decisions by our customers and prospective customers;

•	our ability to manage expenses;

•	the timing of new product releases;

•	changes in our pricing policies or those of our competitors;

•	the timing of large contracts;

•	changes in mix of our services and software offerings;

•	the mix of sales channels through which our services and software are sold;

•	costs of developing new products and enhancements;

•	our ability to adequately provide services and software; and

•	global economic and political conditions.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally Accepted Accounting Principles, or GAAP, is subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various other bodies formed to promulgate and interpret accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. For example, in December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123(R)”), Share-based Payments, which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements, with the cost measured based on the estimated fair value of the equity or liability instruments issued. As a result, we are now recording non-cash, stock-based compensation expense, which has a material effect on our results of operations. Further, revenue recognition rules for software and service companies are complex and require significant interpretation by us. Changes in circumstances, interpretations, or accounting principles or guidance may require us to modify our revenue recognition policies. Such modifications could impact the timing of revenue recognition and our operating results. See “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference regarding our revenue recognition policies.

Our lengthy sales cycle could adversely affect our financial results.

Because of the high costs involved over a significant period of time, customers for our business services and software typically commit significant resources to an evaluation of available solutions and require us to expend substantial time, effort and money educating them about the value of our services and software. Our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale, is often lengthy and unpredictable. As a result, we have limited ability to forecast the timing and size of specific sales and we may incur significant expenses and expand significant effort on a potential customer without generating revenue. In addition, customers may delay their purchases from a given quarter to another as they elect to wait for new product enhancements or due to other factors. Any delay in completing, or failure to complete, sales in a particular quarter or fiscal year could harm our business and could cause our operating results to vary significantly.

We may not successfully develop or introduce new products or enhancements to existing products and, as a result, we may lose existing customers or fail to attract new customers and our revenues may suffer.

Our future financial performance and revenue growth will depend, in part, upon the successful development, introduction and customer acceptance of new and enhanced versions of our products and services. Our business could be harmed if we fail to deliver enhancements to our current and future products and services that our customers desire. From time to time, we experience delays in the planned release dates of enhancements to our products and services and we have discovered errors in new releases after their introduction. New product versions or upgrades may not be released according to schedule, or may contain errors when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products and services, or customer claims, including, among other things, warranty claims against us, any of which could harm our business. If we do not deliver new product versions, upgrades, or other enhancements to existing products and services on a timely and cost-effective basis, our business will be harmed. We are also continually seeking to develop new offerings. However, we remain subject to all of the risks inherent in product development, including, without limitation, unanticipated technical or other development problems, which could result in material delays in product introduction and acceptance or significantly increased costs. There can be no assurance that we will be able to successfully develop new services or products, or to introduce in a timely manner and gain acceptance of such new products or services in the marketplace.

If our products and services do not keep pace with technological change, our sales could decline and our business could be harmed.

We must continually modify and enhance our products and services to keep pace with changes in hardware and software platforms, database technology, electronic commerce technical standards and other items. As a result, uncertainties related to the timing and nature of new product announcements or introductions, or modifications by vendors of operating systems, back-office applications and browsers and other Internet-related applications, could harm our business.

We rely on third-party software and services that may be difficult to replace.

We license or purchase software and services provided by third parties in order to offer some of our services and software offerings. Such third-party software and services may not continue to be available on commercially reasonable terms, if at all. The loss or inability to maintain our rights to use any of these software or services could result in delays in the sale of our services or software offerings until equivalent technology is either developed by us, or, if available, is identified, licensed and integrated by us, which could harm our business.

If we fail to attract and retain qualified personnel, our business could be harmed.

Our success depends in large part on our ability to attract, motivate and retain highly qualified personnel, including personnel expected to be added through our proposed Acquisition. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting, motivating and retaining key personnel. Many of our competitors have greater financial and other resources than us for attracting experienced personnel. We also compete for personnel with other software vendors and consulting and professional services companies. Further, changes in applicable stock exchange listing standards relating to obtaining stockholder approval of equity compensation plans have made it more difficult for us to grant options to employees in the future. We rely on our direct sales force to sell our services and software in the marketplace. We anticipate increasing our direct sales force. There is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. If we were unable to hire or retain competent sales personnel our business would suffer. In addition, by relying primarily on a direct sales model, we may miss sales opportunities that might be available through other sales channels, such as domestic and international resellers and strategic referral arrangements. Any inability to hire and retain salespeople or any other qualified personnel, or any loss of the services of key personnel, would harm our business.

Our ability to protect our intellectual property is limited and our products may be subject to infringement claims by third parties.

Our success depends, in part, upon our proprietary technology, processes, trade secrets and other proprietary information and our ability to protect this information from unauthorized disclosure and use. We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information. Although we have filed six patent applications in various countries, we do not own any issued patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary and third parties may attempt to develop similar technology independently. We provide our licensed customers with access to object code versions of our software and to other proprietary information underlying our software. Policing unauthorized use of our products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. While we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States and we expect that it will become more difficult to monitor use of our products as we increase our international presence. There can be no assurance that our means of protecting our proprietary rights will be adequate, or that our competitors will not independently develop similar technology. In addition, there can be no assurance that third parties will not claim infringement by us with respect to current or future products or other intellectual property rights. Any such claims could have a material adverse effect on our business, results of operations and financial condition. In addition, over the past several years, we have made numerous changes in our product names. Although we own registered trademarks in the United States and have filed trademark applications in the United States and in certain other countries, we cannot be sure that our strategy with respect to our trademark portfolio will be adequate to secure or protect all necessary intellectual property.

Risks Related to This Offering, Our Common Stock and Our Indebtedness

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

Historically, the market price of our common stock has fluctuated considerably and often. Since the beginning of 2007, the closing price of our common stock on the NASDAQ Global Market has been as high as $28.00 per share and as low as $14.49 per share.

The market price of our common stock is influenced by many factors that are beyond our control, including the following:

•	securities analyst coverage or lack of coverage of our common stock or changes in their estimates of our financial performance;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	changes in market valuation or earnings of our competitors;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	legislation;

•	future sales of our common stock by our stockholders; and

•	investor perception of us and our industry.

Please also refer to the factors described above under “—Risks Related to Our Business.” In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of companies in our industry. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Further, securities class action litigation has often been brought against companies that experience periods of volatility in the market prices of their securities. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources. In July 2001, we and several of our current and former officers were named as defendants in two securities class-action lawsuits based on alleged errors and omissions concerning underwriting terms in the prospectus for our initial public offering. In April 2002, these lawsuits were consolidated with more than 300 similar pending cases filed against companies that completed initial public offerings between 1997 and 2000 and the underwriters that took them public. In July 2003, we decided to participate in a proposed settlement negotiated by representatives of a coalition of issuers named as defendants in similar actions and their insurers. Although we believe that the plaintiffs’ claims have no merit, we decided to participate in the proposed settlement to avoid the cost and distraction of continued litigation. The proposed settlement agreement would dispose of all remaining claims against us and the individual present and former officers of Concur named as defendants, without any admission of wrongdoing by us or the individual defendants. The proposed settlement has been preliminarily approved by the court, but remains subject to final approval by the parties and the court. In April 2007, the court denied plaintiffs’ petition for rehearing, but allowed that plaintiffs might ask the court to certify a more limited class. It is not clear yet what impact, if any, the court’s decision will have on the proposed settlement. There is no guarantee that the parties or the court will finalize the proposed settlement. Should the parties and the court fail to finalize the proposed settlement, we would continue to defend ourselves vigorously. Any liability we incur in connection with this lawsuit could materially harm our business and financial position and, even if we defend ourselves successfully, there is a risk that management’s distraction in dealing with this lawsuit could harm our results.

If our financial performance fails to meet the expectations of investors and public market analysts, the market price of our common stock could decline.

Our revenues and operating results may fluctuate significantly from quarter to quarter. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied on as an indication of our future performance. If quarterly revenues or operating results fall below the expectations of investors or public market analysts, the trading price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our operating results include:

•	developments in the integration of Gelco;

•	the evolving demand for our services and software;

•	spending decisions by our customers and prospective customers;

•	our ability to manage expenses;

•	the timing of new service offerings by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	the timing of large contracts;

•	changes in mix of our services offerings;

•	the mix of sales channels through which our services and software are sold;

•	costs of developing new products and enhancements; and

•	global economic and political conditions.

Sales of shares in this offering, the issuance of shares by us in the future or sales of shares by our stockholders, may cause the market price of our common stock to drop significantly, even if our business is doing well.

This offering may cause the market price of our common stock to decline, perhaps significantly, even if our business is doing well, and the volatility of our trading price may increase around the time of this offering. The market price of our common stock could also decline as a result of our sale of shares in this offering or the perception that sales of our shares are likely to occur in the future. This might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Also, we may issue securities in connection with future financings and acquisitions, and those shares could dilute the holdings of other stockholders, including the investors in this offering.

In connection with this offering, our directors and our executive officers have agreed to enter into lock-up agreements, under which they and any permitted transferees will not be permitted to sell any of their shares of our common stock without the prior consent of Credit Suisse Securities (USA) LLC for 90 days after the date of this prospectus except for sales pursuant to an existing 10b-5(1) plan. Our other stockholders will not be restricted by lock-up agreements in connection with this offering. Although there is no present intention to do so, Credit Suisse Securities (USA) LLC may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

Our indebtedness could adversely affect our results of operations and financial condition and prevent us from fulfilling our financial obligations.

We have a significant amount of indebtedness. As of August 31, 2007, we had approximately $5.3 million of outstanding debt, and upon completion of the proposed Acquisition, we expect to draw down an additional $42.5 million under the Expanded Credit Facility or our existing credit facility. This indebtedness could have important consequences to us, such as:

•	limiting our ability to obtain additional financing to fund growth, working capital, capital expenditures, debt service requirements or other cash requirements;

•	limiting our operational flexibility due to the covenants contained in our borrowing arrangements;

•	limiting our ability to invest operating cash flow in our business due to debt service requirements;

•	limiting our ability to compete with companies that are not as highly leveraged and that may be better positioned to withstand economic downturns;

•	increasing our vulnerability to economic downturns and changing market conditions; and

•	to the extent that our debt is subject to floating interest rates, increasing our vulnerability to fluctuations in market interest rates.

Our ability to meet our expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovation and pressure from competitors. If we do not have enough cash to satisfy our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets or reduce our spending. We may not be able to, at any given time, refinance our debt or sell assets on terms acceptable to us or at all.

We are subject to restrictive debt covenants, which may restrict our operational flexibility.

Certain covenants we have made in connection with our borrowings restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, including investments, incur liens on our property and assets, sell our assets, and enter into consolidations or mergers. Our secured credit agreement also requires us to maintain specified financial ratios and satisfy financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control, among other things, and we may not be able to continue to meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions, as applicable, could result in an event of default under our credit and debt instruments, in which case our lenders could elect to declare all amounts outstanding to be immediately due and payable. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full the indebtedness and any other indebtedness that would become due as a result of any acceleration.

Anti-takeover effects of our rights agreement, charter documents and Delaware law could discourage or prevent a change in control of Concur.

We have a stockholder rights agreement in place, under which our stockholders have special rights, in the form of additional voting and beneficial ownership, in the event that a person or group not approved by the board of directors were to acquire, or to announce the intention to acquire 15% or more of our outstanding shares. This plan is designed to have the effect of discouraging, delaying or rendering more difficult an acquisition of us that has not been approved by our Board of Directors.

In addition, there are provisions in our certificate of incorporation and bylaws, as well as provisions in the Delaware General Corporation Law, that may discourage, delay or prevent a change of control that might otherwise be beneficial to stockholders. For example:

•	our Board of Directors may, without stockholder approval, issue shares of preferred stock with special voting or economic rights;

•	our stockholders do not have cumulative voting rights and, therefore, each of our directors can only be elected by holders of a majority of our outstanding common stock;

•	a special meeting of stockholders may only be called by a majority of our Board of Directors, the Chairman of our Board of Directors, or our Chief Executive Officer;

•	our stockholders may not take action by written consent;

•	our Board of Directors is divided into three classes, only one of which is elected each year; and

•	we require advance notice for nominations for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $119.7 million, or approximately $137.7 million if the underwriters exercise their over-allotment option in full, at an assumed public offering price of $27.08 per share, which was the closing price of our common stock on September 12, 2007.

We intend to use all of the net proceeds to us from this offering to fund part of the consideration for our proposed Acquisition. For more information regarding our proposed Acquisition, see “Prospectus Summary—Recent Developments” and “Business—Recent Developments.” We have obtained a financing commitment from LaSalle Bank National Association pursuant to which we expect to amend the Credit Agreement to increase the amount available for borrowing, on substantially the same terms as the existing Credit Agreement, to $70.0 million and to draw down that line of credit to fund the balance of the consideration for the proposed Acquisition.

If we are unable to consummate our proposed Acquisition, we will use the net proceeds of this offering for general corporate purposes, including working capital.

Pending such uses, we intend to invest the net proceeds of this offering in short-term, marketable securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings for use in our business. Future dividends on our common stock or other securities, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant. In addition, our credit agreement with LaSalle Bank National Association limits our ability, under certain circumstances, to pay dividends on our capital stock.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “CNQR.” The following table sets forth the range of the high and low sales prices by quarter as reported on the NASDAQ Global Market for each fiscal quarter from October 1, 2004 through September 12, 2007:

	Common Stock Price
	High	Low
Year ending September 30, 2007:
First Quarter	$16.80	$14.02
Second Quarter	$18.04	$14.38
Third Quarter	$23.02	$17.07
Fourth Quarter (through September 12, 2007)	$30.05	$21.29

Year ended September 30, 2006:
First Quarter	$13.75	$11.25
Second Quarter	$19.00	$12.70
Third Quarter	$18.81	$13.08
Fourth Quarter	$15.84	$11.68

Year ended September 30, 2005:
First Quarter	$12.25	$8.29
Second Quarter	$9.01	$7.68
Third Quarter	$10.57	$6.99
Fourth Quarter	$13.19	$9.96

On September 12, 2007, the last reported sale price for our common stock was $27.08 per share.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on a pro forma as adjusted basis to reflect (i) our receipt of the estimated net proceeds from our sale of the 4,700,000 shares of common stock offered hereby at an assumed public offering price of $27.08 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the amendment and subsequent drawdown under the Expanded Credit Facility and (iii) the consummation of the proposed Acquisition, as described under “Use of Proceeds”.

You should read this table together with “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of June 30, 2007
	Actual	Pro Forma As Adjusted
	(in thousands, except share data)
Long-term obligations, including current portion	$14,300	$67,664
Stockholders’ equity:
Preferred stock, par value $0.001 per share; 5,000,000 shares authorized; No shares issued or outstanding actual or pro forma as adjusted:	—	—
Common stock, par value $0.001 per share; 60,000,000 shares authorized; 38,117,068 shares issued and outstanding actual; 42,817,068 shares issued and outstanding pro forma as adjusted	38	43
Additional paid-in capital	297,701	417,372
Accumulated other comprehensive income	615	615
Accumulated deficit	(166,138)	(166,138)

Total stockholders’ equity	132,216	251,892

Total capitalization	$146,516	$319,556

The number of shares of common stock outstanding as of June 30, 2007 in the table above does not reflect:

•

5,230,741 shares of common stock issuable upon exercise of stock options outstanding, with a weighted average exercise price of $7.84 per share, and 366,155 shares issuable upon settlement of restricted stock units outstanding, under our equity incentive plans; and

•	2,903,299 additional shares of common stock reserved for future issuance under our equity incentive plans.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

As discussed under “Business—Recent Developments,” we have entered into a definitive Agreement and Plan of Merger to acquire H-G Holdings, Inc., and we refer to the business we propose to acquire as “Gelco.”

The following unaudited pro forma condensed combined financial information gives effect to the proposed Acquisition as if it had been completed as of the beginning of the periods presented with respect to the pro forma condensed combined statements of operations data, and as of June 30, 2007 with respect to the pro forma condensed combined balance sheet data. The pro forma condensed combined financial information assumes that upon consummation of the proposed Acquisition we will pay approximately $160.0 million in cash, using borrowings of $42.5 million under the proposed Expanded Credit Facility and the estimated net proceeds to us of $119.7 million from this offering, in exchange for all of the outstanding equity securities of H-G Holdings, Inc. The pro forma condensed combined financial information should be read in conjunction with our historical consolidated financial statements and related notes, which are incorporated by reference herein.

Financial statements of H-G Holdings, Inc. are included with our Current Report on Form 8-K dated September 14, 2007, and are incorporated by reference herein. That report also includes pro forma financial information giving effect to the sale by H-G Holdings, Inc. of its Gelco TMG, LLC subsidiary. In this prospectus, we refer to the business of H-G Holdings after the disposition of Gelco TMG, LLC as “Gelco.”

Financial statements of Outtask, Inc. were filed with our Current Report on Form 8-K dated April 10, 2006, and are incorporated by reference herein. Our Current Report on Form 8-K dated September 14, 2007, which is also incorporated by reference herein, includes pro forma financial information giving effect to our January 23, 2006 acquisition of Outtask, Inc., to present the results of Outtask for the period October 1, 2005 through January 22, 2006. We refer to the unaudited pro forma condensed combined financial information as “Outtask Adjusted.”

Concur and Gelco have different fiscal years. The unaudited pro forma condensed combined statements of operations for the year ended September 30, 2006 combines Concur’s historical consolidated statements of operations for the year ended September 30, 2006 with Gelco’s historical consolidated statements of operations for the year ended December 31, 2006. The unaudited pro forma condensed combined statements of operations for the nine months ended June 30, 2007 combines Concur’s historical consolidated statements of operations for the nine months ended June 30, 2007 with Gelco’s historical consolidated statements of operations for the three months ended December 31, 2006 and the six months ended June 30, 2007. As a result, Gelco’s historical results of operations for the three months ended December 31, 2006 are included in the unaudited pro forma condensed combined statements of operations for both the year ended December 31, 2006 and the nine months ended June 30, 2007. Gelco’s summary historical financial results for the three months ended December 31, 2006, which are included in both of these periods, are as follows (dollars in thousands):

Revenues	$13,184
Gross profit	$6,941
Operating expenses	$5,926
Operating income	$1,015

The proposed Acquisition will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the total purchase price presented in the accompanying unaudited pro forma condensed combined financial information was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the net of the amounts assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill.

The unaudited pro forma condensed combined financial information is a presentation of historical results with adjustments necessary to reflect the estimated pro forma effect of the proposed Acquisition on our financial position and results of operation and is presented for information purposes only. The pro forma condensed combined financial information does not reflect the effects of any anticipated changes to be made by us to the operations of the combined companies, including synergies and cost savings and does not include one time charges expected to result from the proposed Acquisition. The pro forma condensed combined financial information should not be construed to be indicative of what our results of operations or financial position would have been had the proposed Acquisition been consummated as of the date indicated, nor indicative of our future results of operations or financial position.

	Year Ended September 30, 2006
	Concur Historical	Outtask Adjusted	Concur Pro Forma	Gelco Historical	Pro Forma Adjustments	Notes	Combined Pro Forma
	(In thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statements of Operations:
Revenues:
Subscription	$80,501	$3,997	$84,498	$44,364	$—		$128,862
Consulting and other	16,644	827	17,471	5,708	—		23,179

Total revenues	97,145	4,824	101,969	50,072	—		152,041
Expenses:
Cost of operations	37,846	1,561	39,407	17,607	—		57,014
Sales and marketing	22,907	1,369	24,276	11,906	—		36,182
Systems development and programming	12,445	721	13,166	7,838	—		21,004
General and administrative	14,458	1,399	15,857	7,459	133	(f)	23,449
Amortization of intangible assets	2,420	421	2,841	—	4,414	(d)	7,255

Total expenses	90,076	5,471	95,547	44,810	4,547		144,904

Income (loss) from operations	7,069	(647)	6,422	5,262	(4,547)		7,137
Other expense, net	(378)	(377)	(755)	(9,578)	(2,307)	(e)(i)	(12,640)

Income (loss) before income taxes	6,691	(1,024)	5,667	(4,316)	(6,854)		(5,503)
Income tax expense (benefit), net	(27,465)	10	(27,455)	306	(1,851)	(g)	(29,000)

Net income (loss)	$34,156	$(1,034)	$33,122	$(4,622)	$(5,003)		$23,497

Net income per share
Basic	$0.97		$0.93				$0.58

Diluted	$0.87		$0.83				$0.53

Shares used in calculation of net income (loss) per share:
Basic	35,056		35,589				40,289

Diluted	39,150		39,970				44,670

	Nine Months Ended June 30, 2007
	Concur Historical	Gelco Historical	Pro Forma Adjustments	Notes		Concur and Gelco Pro Forma
	(In thousands, except per share data)
Unaudited Pro Forma Condensed Combined Statements of Operations:
Revenues:
Subscription	$83,627	$34,860	$—			$118,487
Consulting and other	9,733	3,630	—			13,363

Total revenues	93,360	38,490				131,850
Expenses:
Cost of operations	32,324	13,655	—			45,979
Sales and marketing	24,469	10,158	—			34,627
Systems development and programming	11,387	6,206	—			17,593
General and administrative	13,315	5,337	100	(f	)	18,752
Amortization of intangible assets	2,382	—	3,312	(d	)	5,694

Total expenses	83,877	35,356	3,412			122,645

Income from operations	9,483	3,134	(3,412)			9,205
Other expense, net	(374)	(6,830)	(998)	(e	)(i)	(8,202)

Income (loss) before income taxes	9,109	(3,696)	(4,410)			1,003
Income tax expense, net	5,010	391	(3,375)	(g	)	2,026

Net income (loss)	$4,099	$(4,087)	$(1,035)			$(1,023)

Net income (loss) per share
Basic	$0.11					$(0.02)

Diluted	$0.10					$(0.02)

Shares used in calculation of net income (loss) per share:
Basic	37,159					41,859

Diluted	40,618					41,859

	At June 30, 2007
	Concur Historical	Gelco Historical	Pro Forma Adjustments	Notes		Concur and Gelco Pro Forma
	(In thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet:
Assets
Current assets:
Cash and cash equivalents	$25,185	$1,339	$—			$26,524
Restricted cash	—	3,237	—			3,237
Accounts receivable	25,300	10,375	—			35,675
Prepaid expenses	1,601	1,352	—			2,953
Deferred income taxes	2,715	—	—			2,715
Other current assets	7,852	939	—			8,791

Total current assets	62,653	17,242	—			79,895
Property and equipment, net	23,699	10,071	4,000	(c	)	37,770
Intangible assets, net of amortization	11,188	147	36,100	(a	)	47,435
Goodwill	65,628	39,133	93,179	(a	)	197,940
Deferred income tax assets, net	19,994	—	—			19,994
Deposits and other long-term assets	9,711	76	—			9,787

Total assets	$192,873	$66,669	$133,279			$392,821

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$4,625	$229	$—			$4,854
Accrued compensation	7,307	920	—			8,227
Acquisition-related liabilities	855	—	—			855
Other accrued liabilities	3,843	24,073	—			27,916
Current portion of long-term debt	6,000	4,626	—			10,626
Current portion of deferred rent	401	—	—			401
Current portion of deferred revenues	20,880	1,686	—			22,566

Total current liabilities	43,911	31,534	—			75,445
Long-term debt, net of current portion	5,369	6,189	42,549	(a	)	54,107
Payable to related party	—	9,792	(9,792)	(h	)	—
Deferred rent, net of current portion	2,530	—	—			2,530
Deferred revenues, net of current portion	8,847	—	—			8,847

Total liabilities	60,657	47,515	32,757			140,929

Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock, par value $0.001 per share	—	—	—			—
Common stock, $0.001 par value	38	—	5	(a	)	43
Additional paid-in capital	297,701	—	119,671	(a	)	417,372
(Accumulated deficit) retained earnings	(166,138)	18,391	(18,391)	(b	)	(166,138)
Accumulated other comprehensive income	615	763	(763)	(b	)	615

Total stockholders’ equity	132,216	19,154	100,522			251,892

Total liabilities and stockholders’ equity	$192,873	$66,669	$133,279			$392,821

Pro Forma Adjustments

(a)	Total cost of $162.2 million is expected to consist of $160.0 million in consideration and $2.2 million in transaction costs.

To fund the proposed Acquisition, Concur expects to utilize $42.5 million of its Expanded Credit Facility with LaSalle Bank National Association and issue 4.7 million shares of its common stock for net proceeds of approximately $119.7 million.

Concur performed a preliminary appraisal of the intangible assets to be acquired in the proposed Acquisition in connection with the allocation of the purchase price. The following values have been allocated to the intangible assets based on their preliminary fair values as determined by the appraisal: $0.2 million to non-compete agreements; $6.6 million to technology; and $29.3 million to customer relationships. These assets are expected to be amortized on a straight-line basis over periods ranging from two to 11 years with an average life of 9.7 years. The excess of the total purchase price over preliminary fair values of all identifiable assets acquired, net of liabilities, amounted to $132.3 million. The $93.2 million pro forma adjustment to goodwill includes $132.3 million in estimated goodwill resulting from the proposed Acquisition less the $39.1 million in goodwill previously recorded by H-G. Holdings.

(b)	To eliminate the historical equity of H-G Holdings, Inc.

(c)	To adjust properly to estimated fair value. The adjustment is based upon Concur’s appraisal of a building being acquired in the proposed Acquisition.

(d)	To record amortization of acquired intangibles associated with Concur’s proposed Acquisition of H-G Holdings, Inc. The definite-lived intangible assets of approximately $36.1 million are to be expected to be amortized on a straight-line basis over periods ranging from two to 11 years with an average life of 9.7 years.

(e)	To record interest expense associated with increased debt related to the acquisition. The interest rate used was 6.93% which is the average rate that was in effect as of September 1, 2007, on Concur’s line of credit facility. The pro forma adjustment to interest expense was $2.2 million for the nine months ended June 30, 2007 and $2.9 million for the year ended September 30, 2006.

(f)	To record incremental depreciation resulting from the increase to fair value of the property acquired.

(g)	Pro forma income tax expense reflects the impact of the combination of Gelco’s and Concur’s earnings for income taxes for the fiscal year ended September 30, 2006 and the nine months ended June 30, 2007 as if they had been combined and consolidated for income tax purposes throughout the periods. During the year ended September 30, 2006, Concur released a portion of its valuation allowance against its deferred tax assets. This release resulted in an increase to income tax benefit for that period of $29.0 million. Had the companies been combined throughout the year, no income tax expense associated with the current year’s operation would have been provided and the income tax benefit would have been $29.0 million. The addition of Gelco’s activity did not materially affect Concur’s projection of future usage of its domestic net operating losses and, therefore, the amount of the valuation allowance release in the year ended September 30, 2006 and the remaining valuation allowance are unaffected by the combination.

Concur’s recorded provision for income taxes differs from the U.S. statutory rate primarily due to share-based compensation, other non-deductible expenses and the increase in the valuation allowance against deferred tax assets associated with activities of our foreign subsidiaries.

(h)	To record settlement of the payable to related parties upon the closing of the proposed Acquisition.

(i)	To reverse interest expense on the notes payable to related parties. The notes will be settled as part of the closing of the proposed Acquisition. The pro forma adjustment to reverse interest expense on the notes payable to related parties was $1.2 million for the nine months ended June 30, 2007 and $0.6 million for the year ended September 30, 2006.

BUSINESS

Overview

We are a leading global provider of on-demand Employee Spend Management solutions. Our integrated travel and expense software solutions enable organizations to control costs by automating the processes they use to manage employee spending. Our solutions unite online travel procurement with automated expense reporting, streamline corporate event management, and optimize the process of managing vendor payments, employee check requests, and direct reimbursements. Our unified approach to managing these processes provides our customers with visibility into their employee spending, which helps them analyze trends, influence budget decisions, improve forecasting, and monitor and enforce compliance with corporate policies and external regulations, including the Sarbanes-Oxley Act. We believe the market for our solutions is still emerging and that approximately 90% of businesses in the United States still employ manual processes for expense management.

Our core mission is to continuously innovate to reduce the costs of employee spend management for our customers. We work closely with our customers to identify opportunities to increase the value of our solutions by further streamlining the travel procurement, expense reporting, and vendor payment processes, reducing operating costs, improving internal controls, enhancing the overall user experience and user adoption rates, and enabling customers to gain greater insight into their spending patterns through comprehensive analytics. During the past year, we significantly broadened our existing suite of solutions by introducing new solutions and features including the following:

•

Concur® Travel & Expense, which is our solution that fully integrates our flagship products, Concur® Expense and Concur® Cliqbook Travel. We believe that Concur Travel & Expense is the most effective solution available for providing a single seamless process for managing travel procurement and expense reporting within a business.

•

Smart Expense™, which is a new feature that drives our One Touch Business Travel™, in which the click that books the travel reservation simultaneously begins the expense reporting process. As travel occurs, Smart Expense automatically populates expense reports with information reconciled from three sources of expense information: itinerary data captured at the time of booking; corporate card charges incurred by the employee; and electronic receipts captured directly from the supplier. This feature is expected to be available to our Concur Travel & Expense customers by the end of 2007.

•

Concur® Vendor Payment, which is our solution that automates, simplifies, and reduces the costs of entering, approving, and managing the payment of vendor invoices. We believe the long-term opportunity of this solution is comparable to that of our core travel and expense management solution.

•

Concur® Connect, which is our global platform that connects over 100,000 suppliers of travel content and services to our travel and expense solutions, boosting adoption of online travel procurement by our customers’ users. A number of these suppliers also provide us with electronic receipts that can be used to generate Smart Expenses, including global travel providers such as Hilton Hotels, Marriott, Starwood, Avis/Budget, Hertz, Die Bahn, Evolvi, Rail1, SNCF, and VIA Rail.

We sell our solutions and services primarily on a subscription basis and deliver them on-demand. As of August 31, 2007, we had over 5,000 customers in over 60 countries. We generated 51% growth in our subscription revenue in the twelve months ended June 30, 2007 over the comparable period in 2006. During the twelve months ended June 30, 2007, we processed over 28.0 million transactions for our customers representing over $20.0 billion of customer spending on travel and reimbursable expenses.

Recent Developments

Proposed Acquisition

On July 27, 2007, we entered into the Merger Agreement, pursuant to which we agreed to acquire Gelco, as described below.

Similar to Concur, Gelco is a leading provider of automated, on-demand expense management services and solutions. Gelco’s expense management solutions include a wide array of payment, compliance, and analytical services that help customers manage the travel and entertainment expense process. In addition, Gelco’s ExpenseLink offers customers payment processing services and enhanced auditing and analytics features that are complementary to our offerings. Gelco offers its customers various on-demand process management solutions, including: expense data capture, multi-currency reimbursement, card payment processing, reporting and analysis, receipt imaging and management, and auditing. As of August 31, 2007, Gelco’s solutions were used by over 625,000 on-demand users at over 1,200 customers, including industry leaders such as American Standard, Avery Dennison, Molson Coors, Saint Gobain, and Tyco.

We believe the proposed Acquisition would provide us with numerous benefits, including:

•	Increased market leadership in on-demand Employee Spend Management;

•	Enhanced ability to drive customer adoption in our largely under-penetrated market through a significantly expanded sales force;

•	The delivery of a broader product portfolio to the combined installed base; and

•	Greater operating leverage through the combination of our respective computing infrastructures.

Gelco’s Solutions and Services

Gelco provides a flexible on-demand expense management solution that enables organizations to control costs by gaining processing efficiencies, capturing spending data for analysis and ensuring policy compliance. Gelco offers different levels of outsourcing and is capable of providing a full range of services to streamline the expense management process, including: expense data capture, multi-currency reimbursement, card payment processing, reporting and analysis, receipt imaging and management, and auditing. Gelco’s core solutions and services include:

ExpenseLink (Expense Management for Business): ExpenseLink, Gelco’s on-demand expense management solution, automates the expense management process, including expense filing and approval, corporate card integration, payment services, imaging services, audit services, and reporting and analysis. The components of ExpenseLink include:

•

Expense Filing: Enables travelers to create and populate expense reports using intuitive web or offline expense capture options - whichever option best fits the customer’s needs and technical infrastructure.

•	Imaging and Workflow: A digital imaging service for integrating documentation with the corresponding online expense report.

•

Payments and Reimbursements: Automatically routes approved expense reports for payment and makes reimbursement payments direct to employees, eliminating time-consuming and error-prone manual input or data transfers.

•	Auditing: Ensures that receipt documentation is authentic and valid.

•

Spend Analytics: Enables clients to measure the performance of expense management programs by expense, organization, location, or vendor with dozens of pre-configured reporting options and ad hoc query capabilities.

•

CardLink: Receives corporate card information on a real-time basis and automatically creates expense reports to streamline the filing process, increase business controls and improve visibility into corporate card transactions.

•

GlobaLink: Enables multinational organizations to configure their expense management solution uniquely to each of the various regional sets of business policies, standardize the process across all regions and provide instant enterprise-wide spending information.

Travel Manager and Other Legacy Service Offerings: Gelco’s products historically included Travel Manager and other legacy products. Travel Manager is designed to help government agencies and businesses that contract with government agencies to authorize travel and process expense reports in compliance with Federal Trade Regulations. Gelco’s customers for Travel Manager have declined over time, as this product was not approved for new contracts with U.S. civilian federal agencies since 2003. Other legacy products enable employees to file expense reports over the telephone or on paper. We expect to continue to support Travel Manager and other Gelco legacy products, but we expect the revenue from these products to decline over time as contracts expire.

Transaction Structure

Under the Merger Agreement, at the closing of the proposed Acquisition all outstanding equity securities of H-G Holdings, Inc. will be converted into the right to receive an aggregate amount of approximately $160.0 million in cash, subject to specified adjustments, escrows and hold backs for which approximately $16.0 million is being withheld by Concur under the terms of the Merger Agreement. H-G Holdings, Inc. is a holding company; its principal operating subsidiary is Gelco Information Network, Inc. H-G Holdings, Inc. recently sold another operating subsidiary known as Gelco TMG, LLC to a third party not affiliated with us. In this prospectus, we refer to the business of H-G Holdings, Inc. after the disposition of Gelco TMG, LLC as “Gelco.” We expect the closing of the proposed Acquisition to occur early in October 2007, but no closing date has yet been set. We intend to finance the payment of the consideration under the Merger Agreement with the proceeds of this offering and by borrowing under the Expanded Credit Facility with LaSalle Bank National Association that we expect to amend after the completion of this offering, as described in “—Expanded Credit Facility” below.

Expanded Credit Facility

Our existing bank credit facility with LaSalle Bank National Association (“Credit Agreement”) provides for a revolving loan for up to $50.0 million and expires on June 1, 2010, or earlier as provided in the Credit Agreement. At our option, the interest rate on the revolving loan is equal to either (1) the London Interbank Offered Rate (“LIBOR”) divided by the result of 1.00 less the Federal Reserve System’s maximum reserve percentage for Eurocurrency funding, plus 1.50%, or (2) the greater of (a) the Federal Funds Rate plus 0.5% and (b) the prime rate publicly announced by LaSalle Bank National Association as its prime rate at that time. We have granted security interests in substantially all of our property as collateral for the loans under the Credit Agreement. The Credit Agreement requires compliance with specified covenants, some of which limit our ability to consummate a sale of assets, make changes in our capital structure and pay out dividends. On June 30, 2007, we had an outstanding balance on the Credit Agreement of $11.4 million, comprising $11.1 million to repay principal and interest on a prior credit facility and $0.3 million of costs including commitment fees, legal expenses and closing costs to establish the Credit Agreement. The outstanding balance matures on June 1, 2010. On July 5, 2007, we repaid $6.0 million of the outstanding balance on the Credit Agreement, which we had classified as short-term debt on our June 30, 2007, consolidated balance sheet. As of June 30, 2007, we were in compliance with all loan covenants under the terms of the Credit Agreement. We have obtained a financing commitment from LaSalle Bank National Association pursuant to which we expect to amend the Credit Agreement to increase the amount available for borrowing, on substantially the same terms as the existing Credit Agreement, to $70.0 million (“Expanded Credit Facility”). We intend to finance the payment of the consideration under the Merger Agreement by borrowing under the Expanded Credit Facility, together with the proceeds of this offering.

Industry Background

The Employee Spend Management Market

Employee spending on business travel and related expenses constitutes a significant portion of a company’s operating expenses. According to a 2006 report published by the Aberdeen Group, travel and expense spending accounts for up to 10% of a company’s total operating expenses. We believe that travel and entertainment expense is the largest controllable expense within an organization, after payroll. However, for most companies, the management of travel and expense reporting still involves manual, paper-based processes that are time-consuming, inefficient, costly and prone to error. We believe that approximately 90% of businesses in the United States still employ manual processes for expense management, which we believe represents a substantial market opportunity for solutions that automate the travel procurement, expense reporting, and vendor payment processes within a business. Although there are few independent studies about the market for these solutions, we believe that the market opportunity is comparable to the market for payroll outsourcing services, which according to a 2007 report published by industry analyst IDC was $12.0 billion in 2006 in the United States alone.

Automated expense management solutions provide customers with the ability to significantly reduce operational costs, streamline business processes, and improve internal controls. According to a 2007 report published by the Aberdeen Group, the average cost to process an expense report is $31 per manual transaction, compared to $15 per fully-automated transaction. An automated expense management solution also allows organizations to gain visibility into their employee expenses, enforce expense policies and decrease fraud, accelerate reimbursement cycles and improve Sarbanes-Oxley compliance. As a result of these and other factors, we believe that automated expense management solutions will continue to gain adoption.

We believe that the benefits of basic expense management solutions are well recognized. However, most expense management solutions offer limited automation benefits because they are not well integrated into other internal systems or the systems of suppliers and vendors. For example, most enterprises that have implemented an expense management solution have also implemented a separate travel procurement tool. Online travel procurement can itself lead to significant savings. Travel and related expenses account for between 8% and 10% of total operating expenses. According to the 2006 Aberdeen Group report, the average cost to book travel is $29 per offline transaction, compared to $14 per online transaction. However, travel procurement solutions and expense management solutions that are not integrated result in significant inefficiencies. In such cases, travel is booked through a separate solution and the related expenses are manually input into an expense management solution, as are other significant expense receipts. These systems may have inconsistent or conflicting corporate policies. This creates inefficiencies, is prone to errors and can lengthen the time to reimbursement and vendor payment. We believe that a fully-integrated travel procurement and expense management solution that efficiently interfaces with the systems of vendors and suppliers can result in significant customer benefits, including:

•	lower corporate travel and entertainment costs;

•	lower the costs of procuring travel and expense processing;

•	shorter reimbursement and vendor payment cycles;

•	better centralized control of corporate spending, insight and analysis; and

•	better compliance with corporate policy and external regulations, such as Sarbanes-Oxley Act compliance.

We believe that, as companies benefit from the automation of travel and expense management processes, they will continue to seek solutions that improve control and reduce the cost of managing employee spending. In addition to direct cost savings of this nature, we believe that companies will seek to leverage data generated by the automated corporate travel and expense reporting process to monitor and analyze contract compliance and negotiate more favorable terms with vendors.

The Growth of On-Demand Software

The on-demand software-as-a-service, or SaaS, model uses the Internet to deliver software applications from a centrally hosted computing facility to end users through a web browser. SaaS eliminates the costs associated with installing and maintaining applications within the customer’s information technology infrastructure. As a result, on-demand applications require substantially less initial and ongoing investment in software, hardware and implementation services and lower ongoing support and maintenance. These benefits are equally valuable to large enterprises, which we believe are seeking to shift fixed information technology costs to a variable, utility model, and small businesses that cannot afford the costs and risks of large upfront software application investments. We believe that providers of on-demand software also benefit significantly. Since they typically deliver the same version of their applications to all of their customers, they can focus their resources on innovative new products, as opposed to maintenance of older versions. In addition, because their software can be deployed to large and small markets with equal effectiveness, they are able to address a much larger market than on-premise vendors. This cost-effectively provides the automation of more sophisticated business processes. To date, the SaaS model has been applied to a variety of types of software, including CRM, security, accounting, human resources management, messaging and others, and it has been broadly adopted by a wide variety of businesses. IDC estimates revenues associated with the worldwide on-demand delivery model were approximately $3.6 billion in 2006 and that they will grow to $14.8 billion in 2011 at a 32% compound annual growth rate. The on-demand model is particularly well-suited to delivery of applications, such as our Employee Spend Management solutions, that are widely deployed within an organization and benefit from integration with a variety of internal and external data sources.

Our On-Demand Employee Spend Management Solutions

Our on-demand software solutions are designed to automate and streamline employee spend management processes, from travel purchasing, through expense report generation, employee reimbursement and vendor payment. Our solutions are designed to manage employee spending in areas such as travel procurement, reimbursable employee expenses, and vendor payments, which we believe is the largest controllable operating expense of our customers after payroll, and reduce operating costs, improve internal controls, and offer customers greater insight into spending patterns through comprehensive analytics.

We provide our software solutions primarily on a subscription basis, which offers distinct advantages to customers compared to traditional software licensing. Subscription customers pay for our solutions with a one-time set up fee and recurring usage fees, reducing the financial risk of large up-front costs and maintenance associated with traditional on-premises enterprise software licensing. In addition, we maintain the hardware and other infrastructure necessary to deliver reliable, secure, and scalable performance, which reduces the burden on the customer’s internal information technology organization. In general, our on-demand services enable companies to access and consume technology in a fashion similar to how they consume other goods and services: customers access the services they need, and in a cost effective and scalable manner.

Our solutions are designed to accommodate a wide range of customer business needs, technical requirements, and budget objectives for businesses of all sizes worldwide. To that end, we offer flexible solutions that range from highly-configurable to standardized. Our software solutions include:

Concur Travel & Expense

Concur Travel & Expense is our solution that fully integrates our Concur Expense and Concur Cliqbook Travel solutions to provide a unified end-to-end corporate travel procurement and expense reporting solution. We believe Concur Travel & Expense is the most effective solution available for providing a single seamless process for managing travel procurement and expense reporting within a business. In addition, with our Smart Expense feature, which is expected to be available to our Concur Travel & Expense customers by the end of 2007, Concur Travel & Expense can utilize electronic receipts from three trusted sources—itinerary data captured at the time of booking, corporate card charges incurred during travel, and electronic receipts captured directly by the supplier—

to create a “Smart Expense” that is used to automatically fill in the details of the expense report as travel occurs. This drives our One Touch Business Travel, in which the click that books the travel reservation begins the expense reporting process and significantly reduces the need for editing or auditing expense reports. Our Concur Travel & Expense service also leverages our global Concur Connect platform, which connects over 100,000 suppliers of travel content and services for our service offerings. A number of these suppliers also provide us with electronic receipts that can be used to generate Smart Expenses, including global travel providers such as Hilton Hotels, Marriott, Starwood, Avis/Budget, Hertz, Die Bahn, Evolvi, Rail1, SNCF, and VIA Rail. By providing our customers with access to a broad selection of global travel content, inventory, and programs, Concur Connect helps our customers boost adoption of online travel procurement, ensuring that travelers book within policy, increasing client satisfaction and productivity.

Concur Expense

Concur Expense automates, simplifies, reduces the costs of, and improves internal controls associated with, the travel and entertainment expense management process. Concur Expense automates each step of the expense management process, from expense report preparation and approval to business policy compliance, reimbursement, and data analysis. Concur Expense provides the process and information for management to reduce manual processing, improve internal controls, increase business policy compliance, speed up reimbursement, and increase expense report accuracy.

Our intuitive, easy-to-use interface makes the creation of expense reports fast, while reducing errors and improving policy compliance. Corporate charge or credit card information can be used to automatically populate the expense report with key information, such as transaction date, type, vendor, location, method of payment, amount, and currency conversion. In addition, the service can capture, store, and retrieve employee receipts electronically, which enables our customers to reduce the costs of handling paper receipts. Once imaged, the receipts can be associated with the relevant expense report and viewed online throughout the approval, payment, and audit processes. Customers determine how expense reports should be processed based on configurable workflow rules, and how to route reports for approval based on cost center, dollar limit, or other criteria. Items that are not compliant with corporate policy can be flagged for review, allowing approvers to significantly reduce review time. Once approved, the report is forwarded to the next phase in the process or to the customer’s accounting department, and the user is notified of the action. Concur Expense also includes report authoring features to help customers analyze, manage, and reduce corporate expenses.

Concur Expense streamlines back-office processing of expense reports through electronic preparation, integration to external financial systems, and auditing tools that allow for a variety of audit practices ranging from auditing every report to random audits to allowing customers to audit only those reports flagged as non-compliant. Status inquiries between employees and processing departments are reduced by updating the status of reports in the database, and alerting employees via e-mail to the status of their reports. In addition, Concur Expense helps companies claim reimbursement of tax credits by tracking value added tax, goods and services tax, and other international taxes.

Concur Expense also offers business intelligence capabilities. Customers can use captured data to analyze trends, influence budget decisions, improve forecasting, and monitor for fraudulent activity.

Concur Cliqbook Travel

Concur Cliqbook Travel is an online travel management solution that automates corporate travel procurement and processing. Acquired as part of our Outtask acquisition in 2006, it offers employees a powerful online corporate travel procurement solution that is tailored specifically to corporate policies and preferred vendors. Concur Cliqbook Travel enables customers to search for travel data from multiple sources, including Global Distribution Systems, consolidators, direct connections to travel service providers, and Internet-only sources, and delivers robust online procurement, reporting, and agency support, making the travel procurement process quick, easy, and more affordable.

Concur Vendor Payment

Concur Vendor Payment is designed to automate, simplify, and reduce the costs associated with the process of entering, approving, and managing the payment of vendor invoices. It enables companies to streamline payment requests, facilitating flexible approval processes and automatic updating of accounts payable systems. The combination of increased productivity and availability of valuable data for improved cost management derived from Concur Vendor Payment can generate significant cost savings for our customers.

Value-Added Services

We provide value-added services that leverage our integrated travel procurement and expense reporting platform to benefit our customers. Our primary value-added services are:

Concur® Meeting

Concur Meeting is a web-based service that enables organizations to manage the planning of corporate events and group travel. Concur Meeting enables attendees to register for the event, and to pay registration and meeting related fees. Concur Meeting also provides meeting organizers with greater visibility into registration and the number of attendees, enabling our customers to negotiate better rates for airfare, hotel, and ground transportation.

Concur® Audit

Concur Audit provides expense report auditing services to help streamline the process of managing and substantiating expense receipts, reducing audit costs while introducing a higher level of control over corporate travel and entertainment expenses. Leveraging the paperless efficiency of the receipt imaging functionality of Concur Expense, this service helps our customers accurately report and properly classify expenses, even identifying expenses that should be treated as taxable income for employees. Customizable and flexible enough for any organization, Concur Audit can conduct random audits at any level to meet the customer’s needs while also conducting audits that target specific users or groups.

Concur® Reporting, Powered by Cognos

Concur Reporting offers our customers using Concur Travel & Expense and Concur Expense with enhanced report authoring features to help them more effectively analyze, manage, and reduce corporate expenses.

Concur® Direct Reimbursement

Concur Direct Reimbursement enables the direct deposit of reimbursable employee expenses submitted and approved through Concur Expense by creating and delivering payment demands to the originating bank of the customer. Concur Direct Reimbursement allows the originating bank to utilize standard electric funds transfer processing and to confirm receipt of the direct deposit into the payee’s bank account.

Concur® Compliance Solution

Concur Compliance Solution provides customers with enhanced fraud detection capabilities. For example, our Concur Transaction Assessment Module™ provides fraud detection capability to customers by building tests into the software to recognize patterns in the data, including excessive and duplicate claims and threshold amounts. This helps our customers reduce the potential for expense-related fraud and comply with the internal controls reporting and certification requirements of the Sarbanes-Oxley Act.

Client Services

Our client services organization offers consulting, client support, and training services in connection with our Employee Spend Management solutions.

Consulting

We offer consulting services in connection with deployment of our solutions to assist customers in maximizing their return on investment. Leveraging industry best practices and our direct experience, our consulting staff meets with customers prior to deployment to review existing business processes and information technology infrastructure, and provides advice on ways to improve these processes. Our consultants also configure and test our applications, integrate them with customers’ existing systems, and assist with enterprise-wide deployment strategies. After deployment, our consultants continue to work with customers to identify additional opportunities to further improve their return on investment.

Client Support Services

We provide customer support through our Client Support Services program. Under this program, we provide telephone and Internet support, including online case entry and review, access to technical information documents, and technical tips. We also provide new releases and updates of our services through our Client Support Services program. Our Client Support Services program is included as part of our subscription services offerings. We also provide similar services to our traditional license customers who subscribe for the first year of the Client Support Services program at the time they license an application. After the expiration of the one-year subscription period, support is typically renewable on an annual basis.

Training Services

We offer a variety of flexible training programs for our services, all designed to assist our customers with managing their transition to our products and services. These programs are tailored to particular user groups, such as administrators, help desk personnel, or trainers.

Our Growth Strategy

Our objective is to be the leading global provider of Employee Spend Management solutions. Our integrated corporate travel and expense software solutions enable organizations to globally control costs by automating the processes they use to manage employee spending. Key elements of our strategy include:

Continue to Grow Our Customer Base. We believe the market for our corporate travel and expense management services is large and under-penetrated. We intend to continue to invest in growing our customer base and increase our market penetration by significantly expanding our direct sales force, collaborating with and growing our strong partner network and expanding geographically.

Broaden Our Service Offerings. Over the past several years, we have developed new solutions and features such as Concur Travel & Expense, Concur Vendor Payment, Smart Expense, Concur Meeting, Concur Audit, and Concur Direct Reimbursement. We intend to continue to develop and deliver new solutions and features that enhance or expand the value of our current offerings to our customers. As with the proposed Acquisition, we may also acquire companies with complementary products and technologies that we believe will enhance our suite of services.

Cross-Sell New Service Offerings to Our Existing Customers. We develop close relationships with our customers by automating and streamlining their corporate travel and expense management processes and enabling them to lower the cost of managing their second largest controllable expense. For the twelve months ended August 31, 2007, our customer retention rate for subscription services exceeded 96%. We intend to leverage our strong relationships with customers to cross-sell new offerings to them.

Expand International Presence. We believe that considerable untapped demand exists for our products and services outside of the United States. For the nine months ended June 30, 2007, our international revenues accounted for only 13% of total revenues. We intend to accelerate our investment in international sales and marketing as well as expand our relationships with strategic partners to better serve customers in markets outside of the United States.

Extend Relationships With Strategic Third Parties. We believe that the integration with and endorsement of our partner community, including travel management vendors, corporate charge card providers, payroll processors, consulting firms, travel suppliers, and other partners accelerate the adoption of our solutions. We focus on enabling our partners to realize new economic opportunities through the integration and distribution of our solutions. We intend to expand our network of distribution partners and increase the value that our solutions provide throughout the corporate travel, expense, and vendor payment processes.

Customers

We have sold our on-demand software and services to more than 5,000 companies in over 60 countries, including four of the top 10 Global 500 and 42 of the top 100 Fortune 500. Our customers range from large global public companies with more than 200,000 employees to smaller, single-location private companies. No single customer accounted for more than 10% of our total revenues in fiscal 2004, 2005, or 2006.

Sales and Marketing

We market and sell our solutions worldwide through our direct sales organization and through indirect distribution channels such as our strategic reseller and referral partners.

Our direct sales organization has field sales professionals located in metropolitan areas throughout the United States, Europe, Australia, and Asia. Direct telemarketing representatives based at our headquarters in Redmond, Washington support the field sales force through lead-generation and lead-tracking activities. We also have a number of marketing referral alliances that provide our sales force with prospects. Our direct sales efforts involve contact with multiple decision makers, frequently including the prospective customer’s chief financial officer, vice president of finance, controller, accounts payable manager, and corporate travel manager.

Our indirect distribution channels consist of strategic relationships with a number of reseller and referral partners, which include more than 50 leading companies. For example, we have strategic relationships with ADP, Inc., a subsidiary of Automatic Data Processing, Inc., a global payroll solutions and computing services provider, U.S. Bank and Bank of America, two of the leading providers of corporate banking services and leading issuers of MasterCard and Visa corporate card products, BCD Travel, a leading corporate travel management company, and other travel management companies.

Our marketing programs are designed to increase awareness of our solutions within our target markets, and to extend the competitive advantage of our Employee Spend Management services. These efforts are specifically targeted to accounting, finance, information technology, and travel executives.

We engage in a variety of marketing activities, including e-mail and direct mail campaigns, co-marketing strategies designed to leverage existing strategic relationships, website marketing, seminars and “webinars”, public relations campaigns, speaking engagements and forums, and industry analyst visibility initiatives. We actively participate in and sponsor finance and shared-service conferences and demonstrate and promote our products at trade shows targeted to accounting, finance, information technology, and travel executives.

We actively communicate with our existing customers to enhance customer satisfaction, gain input for future product strategy, and promote the adoption of additional services and software. In addition to our standard newsletter communication and conference calls, we also sponsor regional user groups, an advisory board and an international user conference.

Product Development

Our systems development and programming organization is responsible for developing new services as well as enhancing our existing services. We believe that a technically skilled and productive software engineering organization will continue to be important for the success of our new service offerings.

We have a well-defined software development methodology that we believe allows us to deliver products that satisfy business needs and meet commercial quality expectations. Our systems development and programming group teams up with our marketing department to assess market needs and requirements. We also use independent development firms or contractors, as needed, to expand the capacity and technical expertise of our internal research and development team. From time to time, we license third-party technology that is incorporated into our solutions.

Intellectual Property Rights

Our success depends, in part, upon our proprietary technology, processes, trade secrets, and other proprietary information, and our ability to protect this information from unauthorized disclosure and use.

We rely on a combination of copyright, trade secret, and trademark laws, confidentiality procedures, contractual provisions, and other similar measures to protect our proprietary information. For example, to protect our proprietary information, we enter into services and licensing agreements with our customers and nondisclosure agreements with certain of our employees, consultants, corporate partners, customers, and prospective customers, which include restrictions on the disclosure, use, and transfer of our proprietary information. We also employ various physical security measures to protect our software source codes, technology, and other proprietary information. We have no issued patents; we have six patent applications pending in various countries.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary, and third parties may attempt to develop similar technology independently. We provide our traditional licensed customers with access to object code versions of our software, and to other proprietary information underlying our software. Policing unauthorized use of our products is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. Although we are unable to determine the extent to which piracy of our software products exists, we believe that software piracy is a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect that it will become more difficult to monitor use of our products as we increase our international presence. There can be no assurance that our means of protecting our proprietary rights will be adequate, or that our competitors will not independently develop similar technology. In addition, there can be no assurance that third parties will not claim infringement by us with respect to current or future products or other intellectual property rights. Any such claims could have a material adverse effect on our business, results of operations and financial condition.

We own trademarks and registered trademarks with respect to our various products and services and attempt to ensure we protect all necessary intellectual property rights. Concur, the Concur logo, Concur Travel & Expense, Concur Expense, Cliqbook, Concur Cliqbook Travel, Concur Vendor Payment, Smart Expense, One Touch Business Travel, Concur Connect, Concur Meeting, Concur Audit, Concur Reporting, Concur Direct Reimbursement, Concur Compliance Solution, and Concur Transaction Assessment Module are trademarks or registered trademarks of Concur Technologies, Inc. Other names or brands appearing in this report may be claimed as the property of others. Over the past several years, we have made numerous changes in our product names. Although we own registered trademarks in the United States and have filed trademark applications in the United States and in certain other countries, we do not have assurance that our strategy with respect to our trademark portfolio will be adequate to secure or protect all necessary intellectual property.

Competition

The market for our business services and software solutions is highly competitive and subject to rapid change. Our principal direct competition comes from independent vendors of expense reporting, travel booking, and vendor payment services and software, as well as travel management companies, online travel agencies, enterprise resource planning software vendors, and financial institutions that sell products similar to ours along with their suites of other products and services. In addition, we face indirect competition from potential customers’ internal development efforts and, at times, have to overcome their reluctance to move away from existing paper-based systems. We compete principally on the basis of product features and performance, interoperability with commonly-used existing information technology systems, cost, and customer service. We believe we compete favorable in each of these areas.

Employees

As of August 31, 2007, we had approximately 575 employees. No employees are known by us to be represented by a collective bargaining agreement, and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be good.

MANAGEMENT

Board of Directors

S. Steven Singh, age 46, has served as Concur’s Chief Executive Officer since 1996, and as a director since 1993, including service as Chairman of the Board of Directors since September 1999. From 1993 to 1996, Mr. Singh was General Manager of the Contact Management Division at Symantec Corporation, a computer software and services company.

Robert T. Abele, age 50, has been a director of Concur since March 2006. Since September 1999, he has served as the President of Corporate Payment Systems of U.S. Bancorp, a global leader in Corporate, Government, Purchasing, Fleet, and Aviation cards, as well as business-to-business payment services. From 1991 to September 1999, Mr. Abele held various other senior management positions at U.S. Bancorp. Prior to that time, he held the positions of Director of Sales – Citicorp Diners Club in Fairfax, Virginia; Assistant Vice President – Fidelity Bank in Philadelphia, Pennsylvania; and Manager of Administration – Certainteed Corporation in Valley Forge, Pennsylvania. Mr. Abele holds a B.S. degree in Economics and Finance from Lehigh University. Mr. Abele serves as Chairman of the Board for Global Payment Commercial Solutions, a U.K. limited liability corporation of which U.S. Bank is a founding and equity member with six other large financial institutions and Visa International. He is also a board member of Visa Canada.

William W. Canfield, age 68, has been a director of Concur since July 2003. Since 1987, he has served as the President and Chief Executive Officer of TALX Corporation, a business process outsourcer of payroll data-centric services and, since 1988, he has served as the Chairman of the Board of Directors of that company. Mr. Canfield holds a B.S. degree in Electrical Engineering from Purdue University and an M.B.A. degree from Washington University. In 2005 Mr. Canfield was found by the SEC to have committed violations of rules under the U.S. securities laws governing the books and records of TALX Corporation, as a result of which he was found to be a cause of certain securities law violations by TALX Corporation. Without admitting or denying any wrongdoing, Mr. Canfield entered into a settlement with the SEC, the terms of which included payment of $859,999 in disgorgement and $100,000 in civil penalties, and consented not to violate specified provisions of U.S. securities laws in the future.

Gordon Eubanks, age 60, has been a director of Concur since June 2005. From October 2006 to November 2006, Mr. Eubanks served as acting Chief Executive Officer, and, since October 2006, has served as a director, of Asempra Technologies, a private software company. From 2005 until 2006, Mr. Eubanks served as Chairman of the Board of Preventsys, an enterprise security software company, which was sold in June 2006. Since June 2006, Mr. Eubanks has been managing personal investments and working as an advisor to a number of venture capital firms. From April 1999 to March 2005, Mr. Eubanks served as President and Chief Executive Officer of Oblix, Inc., a provider of enterprise identity management solutions that was acquired by Oracle in 2005. From 1984 to 1999, Mr. Eubanks served as President and Chief Executive Officer of Symantec Corporation, an international technology firm focused on protecting information and computer systems. Mr. Eubanks serves on the Board of Directors of Transforma Acquisition Group, Inc., a publicly-held special purpose acquisition corporation formed for the purpose of acquiring assets or control of operating businesses. Mr. Eubanks holds a Bachelor of Science degree in Electrical Engineering from Oklahoma State University and a M.S. degree in Computer Science from the Naval Postgraduate School.

Michael W. Hilton, age 43, co-founded Concur in 1993, and serves as its Chief Technology Officer. Mr. Hilton has served as Chairman of the Board of Directors from 1996 until 1999, and has been a director of Concur since 1993. Before co-founding Concur, he served as Senior Development Manager at Symantec Corporation, a computer software and services company, and as Director of Product Development for Contact Software International, a personal computer software publisher that was acquired by Symantec. Mr. Hilton holds a B.A. degree in Computer and Information Sciences and a B.S. degree in Mathematics from the University of California, Santa Cruz.

Jeffrey T. McCabe, age 50, has been a director of Concur since January 2005. Since July 2007, Mr. McCabe has been managing personal investments. From August 2005 to July 2007, he served as Chief Executive Officer and member of Tri-Pen TravelMaster Technologies, LLC, a provider of technology solutions for the travel industry. From March 2004 to July 2005, Mr. McCabe was involved in a wide range of entrepreneurial activities, including strategic consulting for businesses developing new products and services. From 1994 to March 2004, he served in various executive positions at American Express, including Senior Vice President and General Manager for the United States and Canadian large-market commercial card business of American Express Corporate Services, a global provider of business travel, corporate card, and purchasing card programs for businesses. Prior to that, Mr. McCabe held executive positions at Labinal S.A. and General Motors, where he worked in Europe and Asia with a focus on developing new business relationships. Mr. McCabe holds a B.S. degree in English and General Engineering from the United States Naval Academy.

Jeffrey T. Seely, age 52, has been a director of Concur since October 2005. Since 1998, he has served as the President and Chief Executive Officer of ShareBuilder Corporation, an on-line brokerage company and, since 2002, he has served as the Chairman of the Board of Directors of that company. Mr. Seely holds a B.A. degree in Economics from St. Lawrence University and an M.B.A. degree from Columbia University.

Executive Officers

S. Steven Singh, Chief Executive Officer and Chairman of the Board of Directors. For biographical information about Mr. Singh, please see his biographical information under “Directors” above. S. Steven Singh and Rajeev Singh are brothers.

Rajeev Singh, President and Chief Operating Officer. Mr. Singh, age 39, co-founded Concur in 1993, became Chief Operating Officer in September 2002, and became President in September 2005. Prior to that, he served in various roles at Concur, including the Executive Vice President of Sales, Marketing & Services. Prior to joining Concur, Mr. Singh served roles in engineering project management at Ford Motor Company and General Motors Corporation. Rajeev Singh and S. Steven Singh are brothers.

John F. Adair, Chief Financial Officer. Mr. Adair, age 43, joined Concur in May 2000 as Vice President of Finance and Operations and became Chief Financial Officer in December 2000. From 1997 to April 2000, Mr. Adair served as Controller for PACCAR Financial and PACCAR Leasing, affiliates of PACCAR, Inc., the parent company for Kenworth, Peterbilt, and DAF trucks. From 1993 to 1997, Mr. Adair served as Senior Vice President of Finance for ValliCorp Holdings and ValliWide Bank.

Michael W. Hilton, Chief Technology Officer and member of the Board of Directors. For biographical information about Mr. Hilton, please see his biographical information under “Directors” above.

Kyle R. Sugamele, Chief Legal Officer and Corporate Secretary. Mr. Sugamele, age 45, joined Concur in August 2000 as its Vice President, General Counsel and Corporate Secretary and became Chief Legal Officer and Corporate Secretary in September 2005. From 1995 to August 2000, Mr. Sugamele served as Vice President, General Counsel, and Corporate Secretary at Cellular Technical Services Company, Inc., a provider of software solutions for the wireless telecommunications industry. From 1991 to 1995, Mr. Sugamele practiced law at the firm of Mundt MacGregor LLP in Seattle. Prior to that time, Mr. Sugamele practiced law at the firm of Graham & Dunn PC in Seattle.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our common stock, does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. Our amended and restated certificate of incorporation and amended and restated bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

Common Stock

Our amended and restated certificate of incorporation provides that we have authority to issue 60,000,000 shares of common stock, par value $0.001 per share. As of June 30, 2007, there were 38,117,068 shares of common stock outstanding. Common stockholders are entitled to one vote for each share held on all matters submitted to a vote of stockholders. They do not have cumulative voting rights. Common stockholders do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of common stockholders are subject to the rights of the holders of Series A Junior Participating Preferred Stock or any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under our amended and restated certificate of incorporation we have authorized 5,000,000 shares of preferred stock, par value $0.001 per share. We have designated 400,000 shares of preferred stock as Series A Preferred Stock in connection with the stockholder rights agreement, described below. As of June 30, 2007, no shares of preferred stock were issued or outstanding.

Our board of directors has the authority to issue preferred stock in one or more series and to fix the designation, powers, preferences and rights of such preferred stock, including voting rights, dividend rights, liquidation rights, redemption rights and the number of shares constituting any series or the designation of such series, without any further action by the stockholders. Although it has no present intention to do so, our board of directors may issue preferred stock with terms that could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

Each time that we issue a new series of preferred stock, we will file with the Delaware Secretary of State a definitive certificate of designations. In addition, the prospectus supplement relating to that new series of preferred stock will specify the particular amount, price and other terms of that new series. These terms will include:

•	the designation of the title of the series;

•	dividend rates;

•	redemption provisions, if any;

•	special or relative rights in the event of liquidation, dissolution, distribution or winding up of Concur;

•	sinking fund provisions, if any;

•	whether the preferred stock will be convertible into our common stock or any other of our securities or exchangeable for securities of any other person;

•	voting rights; and

•	any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, not inconsistent with our bylaws.

The shares of any series of preferred stock will be, when issued, fully paid and non-assessable. The holders of the preferred stock will not have preemptive rights.

Stockholder Rights Agreement

On April 17, 2001, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock to stockholders of record on April 24, 2001 and to each share of our common stock issued after April 24, 2001 that becomes outstanding between that date and the earliest to occur of the distribution date, the redemption date and the final expiration date. Generally, the distribution date under the rights agreement will not occur until a person or group, or an Acquiring Person, acquires or makes a tender offer for 15% or more of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, or Series A Preferred Stock, at a price of $13.80 per right.

The rights agreement provides that prior to distribution the rights will be transferred with shares of our common stock, including shares of our common stock issuable upon exercise of stock options. The rights are not exercisable until the distribution date and will expire on April 24, 2011, unless the final expiration date is extended or unless the rights are earlier redeemed or exchanged by Concur.

The purchase price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the rights, are subject to adjustment from time to time to prevent dilution as follows:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Series A Preferred Stock;

•

upon the grant to holders of shares of Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock at a price, or securities convertible into shares of Series A Preferred Stock with a conversion price, less than the then current market price of such preferred stock; or

•	upon the distribution to holders of shares of Series A Preferred Stock of evidences of indebtedness or assets or of subscription rights or warrants.

The number of rights and the number of one one-hundredth of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock dividend on shares of our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the distribution date.

Shares of Series A Preferred Stock purchasable upon exercise of the rights are not redeemable. Each share of Series A Preferred Stock will be entitled to a quarterly dividend payment of 100 times the dividend declared per share of our common stock. In the event of liquidation, each share of Series A Preferred Stock will be entitled to a $1.00 preference and to an aggregate payment of 100 times the aggregate payment made per share of our common stock. Each share of Series A Preferred Stock will have 100 votes, voting together with shares of our common stock. In addition, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of common stock.

In the event that any person becomes an Acquiring Person, unless the event causing such person or group to become an Acquiring Person is a merger or acquisition described in the next paragraph, each holder of a right, excluding rights held by an Acquiring Person, will then have the right to receive upon exercise of the right that number of shares of our common stock having a market value of two times the exercise price of the right.

In the event that any person or group becomes an Acquiring Person and Concur merges into or engages in certain other business combination transactions with the Acquiring Person or 50% or more of its consolidated assets or earning power are sold to the Acquiring Person, each holder of a right, excluding rights held by the Acquiring Person, will then have the right to receive, upon the exercise of such right at the right’s then current exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of our outstanding common stock, our board of directors may exchange any rights, excluding rights owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Preferred Stock, per right, subject to certain adjustments.

At any time prior to such time as a person or group becomes an Acquiring Person, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. After the period for redemption of the rights has expired, the board may not amend the rights agreement to extend the period for redemption of the rights. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price of $0.001 per right.

The terms of the rights may be amended by a resolution of our board of directors without the consent of the holders of the rights, except that from and after such time as a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the rights, excluding the Acquiring Person.

Until a right is exercised, the holder of such right will have no rights as a stockholder of Concur, including, without limitation, the right to vote or to receive dividends. Four Hundred Thousand (400,000) shares of Series A Preferred Stock are initially reserved for issuance upon exercise of the rights, such number to be subject to adjustment from time to time in accordance with the rights agreement.

Other Obligations to Issue Common Stock

We have adopted and maintain equity incentive and stock purchase plans pursuant to which we are authorized to issue stock, stock options and other types of compensation for employees, consultants and other persons who provide services to us. Our employees are also given the right to purchase our common stock at favorable purchase prices under some of these plans. As of June 30, 2007, we had outstanding options to acquire approximately 5.2 million shares of common stock, and 0.4 million shares issuable upon vesting of restricted stock units outstanding under these plans. We have reserved approximately an additional 2.9 million shares of common stock for future issuance under these plans.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which, under certain circumstances, may make it more difficult for a person who would be an “Interested Stockholder,” as defined in Section 203, to effect various business combinations with us for a three-year period. Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203. Our amended and restated certificate of incorporation and amended and restated bylaws do not exclude us from the restrictions imposed under Section 203.

Charter Provisions

The board of directors currently consists of seven members. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a staggered board of directors divided into three classes with the term of office of the first class, Class I, to expire at the 2009 annual meeting of stockholders; the term of office of the second class, Class II, to expire at the 2010 annual meeting of stockholders; the term of office of the third class, Class III, to expire at the 2008 annual meeting of stockholders; and for each term thereafter to expire at each third succeeding annual meeting of stockholders after the corresponding election.

Our amended and restated certificate of incorporation includes provisions eliminating the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by law. Our amended and restated bylaws provide that:

•

we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

Our amended and restated bylaws require that nominations for the board of directors made by the stockholders and proposals by stockholders seeking to have any business conducted at a stockholders’ meeting comply with particular notice procedures. A notice by a stockholder of a planned nomination or of proposed business must generally be given not later than 60 days nor earlier than 90 days prior to the first anniversary of the date of the preceding year’s annual meeting. A stockholder’s notice of nomination must include particular information about the stockholder making the nomination, the beneficial owner, if any, on whose behalf the nomination is made, and the nominee. A stockholder’s notice of business proposed to be brought before the annual meeting must include particular information about the stockholder making the proposal, the beneficial owner, if any, on whose behalf the proposal is made and the business desired to be brought before the meeting.

Our restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders may be taken only at a duly called annual or special meeting of the stockholders. Special meetings may be called at any time by the chairman of the board of directors, the chief executive officer or by a majority of the members of the board of directors. Special meetings may not be called by any other person. If a special meeting is called at the request of any authorized person other than by a majority of the board of directors, then a written request to call such a meeting must be submitted to each member of the board of directors, and the board of directors must then determine the time, date and place of such special meeting.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors may, from time to time, fix the number of directors constituting the board of directors, and vacancies on the board of directors may be filled by the stockholders, by a majority of the directors then in office or by a sole remaining director.

Under Delaware law, the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation does not require a greater percentage.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors has the power to amend or repeal our bylaws, subject to the right of stockholders to alter and repeal the bylaws adopted or amended by the board of directors. Our amended and restated bylaws also provide that stockholders holding a majority of the outstanding voting power then entitled to vote at an election of directors have the power to adopt, amend or repeal the bylaws.

The provisions of our amended restated certificate of incorporation and amended and restated bylaws discussed above could in some cases make more difficult or discourage a proxy contest or the acquisition of control of a substantial block of our stock or the removal of any incumbent member of the board of directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Concur, even though such an attempt might be beneficial to Concur and our stockholders.

Transfer Agent

The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of our common stock is Wells Fargo Shareowner Services.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated September     , 2007 we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Jefferies & Company

Total	4,700,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 705,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof and sales pursuant to an existing 10b-5(1) plan.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus except for sales pursuant to an existing 10b-5(1) plan.

Certain of the underwriters and their affiliates have provided, and may in the future provide, financial advisory, banking and other services to us for which they have received or will receive customary fees. In particular, Credit Suisse Securities (USA) LLC acted as our financial advisor in connection with the proposed Acquisition for which it will receive a customary fee.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions,” and

•

the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Members of the firm of Fenwick & West LLP hold a total of approximately 2,000 shares of our common stock. Davis Polk & Wardwell, Menlo Park, California will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The consolidated financial statements of Concur Technologies and Subsidiaries (the Company) as of September 30, 2006 and 2005, and for each of the three years in the period ended September 30, 2006, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting as of September 30, 2006 incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended September 30, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph referring to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on October 1, 2005, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006, because of a material weakness), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements for H-G Holdings, Inc. and its subsidiaries as of December 31, 2004, 2005, and 2006 and for each of the three years in the period ended December 31, 2006, incorporated in this prospectus by reference from the Current Report on Form 8-K of Concur Technologies, Inc. dated September 14, 2007, had been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein, and are incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statement information for Outtask, Inc. as of December 31, 2004 and 2005 and for each of the two years in the period ended December 31, 2004 and 2005, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Concur Technologies, Inc. dated April 10, 2006, had been audited by Aronson & Company, independent auditors, as stated in their report incorporated by reference herein, and are incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the following location:

Public Reference Room

100 F Street, N.E., Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Reports and other information concerning us may also be inspected at the offices of the NASDAQ Global Market at 1735 K Street, N.W., Washington, D.C. 20006

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference in this prospectus (except exhibits, unless they are specifically incorporated by reference in this prospectus). You should direct any requests for copies to: Concur Technologies, Inc., 18400 NE Union Hill Road, Redmond, Washington 98052, Attention: Investor Relations, Telephone (425) 702-8808.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

•	our annual report on Form 10-K for the fiscal year ended September 30, 2006 filed with the SEC on December 14, 2006, including all materials incorporated by reference therein;

•

our quarterly reports on Form 10-Q for the fiscal quarters ended December 31, 2006, March 31, 2007 and June 30, 2007 filed with the SEC on February 9, 2007, May 8, 2007 and August 8, 2007, respectively, including all materials incorporated by reference therein;

•

our current reports on Form 8-K filed with the SEC on January 11, 2007, June 7, 2007, August 2, 2007, September 14, 2007 (which contains the consolidated financial information of H-G Holdings, Inc. and its subsidiaries and the unaudited pro forma condensed combined financial information of Concur and H-G Holdings, Inc.) and Exhibit 99.01 to our amendment to current report on Form 8-K filed on April 10, 2006 (which contains the consolidated financial information of Outtask, Inc. and its subsidiaries);

•

the description of our common stock and stock purchase rights contained in our registration statements on Form 8-A filed with the SEC on December 7, 1998 and on April 23, 2001, respectively, including any amendment or report filed for the purpose of updating such descriptions; and

•

all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the securities that we may offer with this prospectus are sold.

You may obtain copies of these documents (other than exhibits) from us, free of cost, by contacting us at Concur Technologies, Inc., 18400 NE Union Hill Road, Redmond, Washington 98052, Attention: Investor Relations, Telephone (425) 702-8808.

Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference in this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All expenses of the offering will be paid by the Registrant. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$	*
Printing and related expenses		100,000
Legal fees and expenses		175,000
Accounting fees and expenses		300,000
Transfer agent and registrar fees and expenses		15,000
Miscellaneous fees and expenses		10,000

Total		$600,000

*	The SEC registration fee is being deferred pursuant to Rule 456.

ITEM 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and executive officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred arising under the Securities Act.

Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we are permitted to indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law;

•

if a director or executive officer agrees to repay us, we must advance his or her expenses with respect to a legal proceeding for which indemnification is determined to be unavailable, subject to limited exceptions;

•	the rights conferred in the bylaws are not exclusive; and

•	we may not retroactively amend the bylaw provisions relating to indemnity.

Our policy is to enter into indemnity agreements with each of our directors and executive officers. The indemnity agreements provide that we will indemnify and hold harmless our directors and executive officers to the fullest possible extent permitted by law including against all expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding (subject to limited exceptions) on account of their services as our directors, officers, employees or agents or as directors, officers, employees or agents of any other company or enterprise when they are serving in such capacities at our request.

The indemnification provision in our amended and restated bylaws, and the indemnity agreements may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act.

As authorized by our bylaws, we have obtained directors and officers liability insurance.

We entered into underwriting agreements with investment banks and certain of our stockholders in connection with our initial public offering and secondary public offering pursuant to which the underwriters agreed to indemnify us, our directors and executive officers against certain liabilities, including liabilities arising under the Securities Act. We have also entered into merger agreements under which the parties to those agreements have agreed to indemnify us and our directors, officers, employees and controlling persons against specified liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17.

Reference is made to the following documents regarding relevant indemnification provisions described above and elsewhere herein:

Document

1.	Amended and Restated Certificate of Incorporation (see Exhibit 4.1).

2.	Amended and Restated Bylaws, as adopted on April 17, 2001 (see Exhibit 4.2).

3.	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.06 to our registration statement on Form S-1 (File No. 333-62299) filed with the Commission on August 26, 1998, as subsequently amended).

At present, there is no pending litigation or proceeding involving a director or executive officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any executive officer or director.

ITEM 16.	Exhibits.

The following exhibits are filed with or incorporated by reference in this registration statement:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date
1.1*	Underwriting Agreement.

4.1	Amended and Restated Certificate of Incorporation.	S-8	333-7045	4.03	1/12/99

4.2	Amended and Restated Bylaws.	8-K	000-25137	4.1	4/23/01

4.3	Specimen Stock Certificate representing shares of Common Stock.	S-1/A	333-62299	4.01	10/13/98

5.1	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.					X

10.1	Agreement and Plan of Merger dated July 27, 2007 by and between the Registrant, H-G Holdings, Inc., Northstars Acquisition Corporation, Jupiter Partners L.P., solely as Stockholder Representative, and Gelco Information Network, Inc., as amended by Amendment No. 1 dated August 31, 2007.	8-K		99.4	9/13/07

23.1	Consent of Fenwick & West LLP (included in Exhibit 5.1).					X

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.					X

23.3	Consent of Deloitte & Touche LLP, independent auditors.					X

23.4	Consent of Aronson & Company, independent auditors.					X

24.1	Power of Attorney (see page II-6).					X

*	To be filed as an exhibit to a current report on Form 8-K and incorporated by reference or by post-effective amendment.

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum aggregate offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference in the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on this 13th day of September, 2007.

CONCUR TECHNOLOGIES, INC.

By:	/S/ S. STEVEN SINGH
S. Steven Singh
Chief Executive Officer and a Director

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints S. Steven Singh and John F. Adair, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement on Form S-3, to sign any registration statement for an offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such person or persons so acting deems appropriate, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ S. STEVEN SINGH S. Steven Singh	Chief Executive Officer, Chairman of the Board and Director (principal executive officer)	September 13, 2007

/S/ JOHN F. ADAIR John F. Adair	Chief Financial Officer (principal financial officer and principal accounting officer)	September 13, 2007

/S/ ROBERT T. ABELE Robert T. Abele	Director	September 13, 2007

/S/ WILLIAM W. CANFIELD William W. Canfield	Director	September 13, 2007

/S/ GORDON EUBANKS Gordon Eubanks	Director	September 13, 2007

/S/ MICHAEL W. HILTON Michael W. Hilton	Director	September 13, 2007

/S/ JEFFREY T. MCCABE Jeffrey T. McCabe	Director	September 13, 2007

/S/ JEFFREY T. SEELY Jeffrey T. Seely	Director	September 13, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date
1.1*	Underwriting Agreement.

4.1	Amended and Restated Certificate of Incorporation.	S-8	333-7045	4.03	1/12/99

4.2	Amended and Restated Bylaws.	8-K	000-25137	4.1	4/23/01

4.3	Specimen Stock Certificate representing shares of Common Stock.	S-1/A	333-62299	4.01	10/13/98

5.1	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.					X

10.1	Agreement and Plan of Merger dated July 27, 2007 by and between the Registrant, H-G Holdings, Inc., Northstars Acquisition Corporation, Jupiter Partners L.P., solely as Stockholder Representative, and Gelco Information Network, Inc., as amended by Amendment No. 1 dated August 31, 2007.	8-K		99.4	9/13/07

23.1	Consent of Fenwick & West LLP (included in Exhibit 5.1).					X

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.					X

23.3	Consent of Deloitte & Touche LLP, independent auditors.					X

23.4	Consent of Aronson & Company, independent auditors.					X

24.1	Power of Attorney (see page II-6).					X

*	To be filed as an exhibit to a current report on Form 8-K and incorporated by reference or by post-effective amendment.